

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS



SEC MAIL
RECEIVED
PROCESSING
OCT 18 2005
WASH, DC
213
SECTION

ACE Securities Corp.	**0001063292**
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, October 12, 2005, Series 2005-AG1	**333-123741**
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

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Name of Person Filing the Document
(If Other than the Registrant)



PROCESSED
OCT 19 2005
THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

ACE SECURITIES CORP.



By:
Name: Doris J. Hearn
Title: Vice President



By:
Name: Evelyn Echevarria
Title: Vice President

Dated: October 17, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

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* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

The following is a Term Sheet. All terms and statements are subject to change.

TERM SHEET

Ace Securities Corp

$627,390,000 *(Approximate)*

Home Equity Loan Trust

Series 2005-AG1

Ace Securities Corp
(Depositor)

Deutsche Bank 

October 12, 2005


Deutsche Bank

The analysis in this report is based on information provided by Ace Securities Corp. (the "Depositor"). The information contained herein is preliminary as of the date hereof and will be supplemented by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and Deutsche Bank Securities Inc. ("DBSI") is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus and Prospectus Supplement relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by DBSI in reliance upon information furnished by the Depositor. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials that may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

An investor or potential investor in the certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

TERM SHEET DATED October 12, 2005
Ace Securities Corp.
Home Equity Loan Trust, Series 2005-AG1
$627,390,000 *(Approximate)*

Subject to 10% variance

Structure Overview

To 10% Optional Termination

Class	Approximate Size ($)	Type	WAL (yrs)	Principal Payment Window (months)	Pmt Delay (days)	Interest Accrual Basis	Legal Final Maturity	Expected Ratings S / M
Offered Certificates:								
A-1A	181,390,000	Float	2.04	1 - 77	0	ACT/360	August 2035	AAA / Aaa
A-1B1	122,154,000	Float	1.97	1 - 77	0	ACT/360	August 2035	AAA / Aaa
A-1B2	30,539,000	Float	1.97	1 - 77	0	ACT/360	August 2035	AAA / Aaa
A-2A	99,708,000	Float	1.00	1 - 21	0	ACT/360	August 2035	AAA / Aaa
A-2B	43,378,000	Float	2.00	21 - 29	0	ACT/360	August 2035	AAA / Aaa
A-2C	24,668,000	Float	3.00	29 - 64	0	ACT/360	August 2035	AAA / Aaa
A-2D	18,793,000	Float	6.22	64 - 77	0	ACT/360	August 2035	AAA / Aaa
M-1	27,383,000	Float	5.09	51 - 77	0	ACT/360	August 2035	AAA / Aa1
M-2	25,304,000	Float	4.80	47 - 77	0	ACT/360	August 2035	AAA / Aa2
M-3	17,678,000	Float	4.65	44 - 77	0	ACT/360	August 2035	AA+ / Aa3
M-4	13,172,000	Float	4.58	43 - 77	0	ACT/360	August 2035	AA+ / A1
M-5	12,478,000	Float	4.53	42 - 77	0	ACT/360	August 2035	AA / A2
M-6	10,745,000	Float	4.49	41 - 77	0	ACT/360	August 2035	AA / A3
Total								
Non-Offered Certificates:								
B-1	11,439,000	Float				* Not Offered *		
B-2	8,319,000	Float				* Not Offered *		
B-3	7,626,000	Float				* Not Offered *		
B-4	6,932,000	Float				* Not Offered *		
B-5	6,932,000	Float				* Not Offered *		
Total Certificates	**668,638,000**							

Pricing Speed

Fixed-Rate Mortgage Loans	100% PPC (4% CPR growing to 23% CPR over 12 months)
Adjustable-Rate Mortgage Loans	100% PPC (5% CPR in month 1, an additional 2% CPR for each month thereafter, building to 27% CPR in month 12 and remaining constant at 27% CPR until month 23, increasing to and remaining constant at 60% CPR from month 24 until month 27 and decreasing and remaining constant at 30% CPR from month 28 and thereafter; provided, however, the prepayment rate will not exceed 85% CPR per annum in any period for any percentage of PPC)

Transaction Overview

Certificates: The Class A-1A Certificates and the Class A-1B1 and Class A-1B2 Certificates (collectively, the "Class A-1B Certificates" and together with the Class A-1A Certificates, the "Class A-1 Certificates") and the Class A-2A, Class A-2B, Class A-2C and Class A-2D Certificates (collectively, the "Class A-2 Certificates"; and together with the Class A-1 Certificates, the "Senior Certificates" or "Class A Certificates"), the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates (collectively, the "Mezzanine Certificates"); and the Class B-1, Class B-2, Class B-3, Class B-4 and Class B-5 Certificates (collectively, the "Class B Certificates"). The Class A-1 Certificates are backed by conforming principal balance fixed-rate and adjustable-rate first and second lien mortgage loans ("Group I Mortgage Loans") and the Class A-2 Certificates are backed by fixed-rate and adjustable-rate first and second lien mortgage loans with conforming and non-conforming principal balances ("Group II

Transaction Overview

Certificates (Continued):	Mortgage Loans"). The Group I Mortgage Loans will be further divided into 2 groups, the Group IA Mortgage Loans and the Group IB Mortgage Loans, as described below. The Class A-1A Certificates are backed by the Group IA Mortgage Loans and the Class A-1B Certificates are backed by the Group IB Mortgage Loans. The Mezzanine Certificates and Class B Certificates are backed by the Group I Mortgage Loans and Group II Mortgage Loans (collectively, the "Mortgage Loans"). The Senior Certificates along with the Mezzanine Certificates are referred to herein as the "Offered Certificates." The pass-through rates on the Class A-1 Certificates will be the lesser of (i) One-Month LIBOR plus their respective margins and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rates on the Class A-2 Certificates will be the lesser of (i) One-Month LIBOR plus their respective margins and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rates on the Mezzanine Certificates will be the lesser of (i) One-Month LIBOR plus their respective margins and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rates on the Class B Certificates will be the lesser of (i) One-Month LIBOR plus their respective margins and (ii) the applicable Net WAC Pass-Through Rate.
Collateral:	As of the Cut-off Date, the Mortgage Loans will consist of approximately 2,611 adjustable-rate and fixed-rate, first and second lien, closed-end, mortgage loans. The aggregate outstanding principal balance of all of the Mortgage Loans is approximately $693,249,590 as of the Cut-off Date. The Mortgage Loans will be separated into three groups. The Group IA Mortgage Loans will represent approximately 1,200 conforming principal balance fixed-rate and adjustable-rate Mortgage Loans totaling approximately $241,531,613 and the Group IB Mortgage Loans will represent approximately 841 conforming principal balance fixed-rate and adjustable-rate Mortgage Loans totaling approximately $203,319,379. The Group II Mortgage Loans will represent approximately 570 conforming and non-conforming principal balance fixed and adjustable-rate Mortgage Loans totaling approximately $248,398,598.
Class A Certificates:	Class A-1A, Class A-1B1, Class A-1B2, Class A-2A, Class A-2B, Class A-2C and Class A-2D Certificates
Class M Certificates:	Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates
Class B Certificates:	Class B-1, Class B-2, Class B-3, Class B-4 and Class B-5 Certificates
Depositor:	Ace Securities Corp. ("Ace")
Originator:	Argent Mortgage Company, LLC
Master Servicer:	Wells Fargo Bank, National Association
Servicer:	Litton Loan Servicing, L.P.
Trustee:	HSBC Bank USA, National Association
Custodian:	Deutsche Bank National Trust Company
Underwriter:	Deutsche Bank Securities Inc.
Swap Provider:	TBD
Cut-off Date:	October 1, 2005
Expected Pricing:	Week of October 10, 2005
Expected Closing Date:	On or about October 28, 2005
Record Date:	The Record Date for the Certificates will be the business day immediately preceding the related Distribution Date.
Distribution Date:	25th day of each month (or the next business day if such day is not a business day) commencing in November 2005.

Transaction Overview (Cont.)

Determination Date:	The Determination Date with respect to any Distribution Date is the 15th day of the month in which the Distribution Date occurs or, if such day is not a business day, on the immediately preceding business day.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.
Prepayment Period:	The Prepayment Period with respect to any Distribution Date shall be the calendar month prior to the month in which such Distribution Date occurs.
Interest Accrual Period:	Interest will initially accrue on all Certificates from the Closing Date to (but excluding) the first Distribution Date, and thereafter, from the prior Distribution Date to (but excluding) the current Distribution Date on an actual/360 basis. The Certificates will initially settle flat (no accrued interest).
Interest Distribution Amount:	For the Certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to such Distribution Date at the then applicable pass-through rate for such class, and reduced (to not less than zero), in the case of each such class, by the allocable share, if any, for such class of prepayment interest shortfalls to the extent not covered by Compensating Interest paid by the Master Servicer or the Servicer and shortfalls resulting from the application of the Servicemembers' Civil Relief Act or similar state or local laws.
Senior Interest Distribution Amount:	For the Class A Certificates on any Distribution Date is an amount equal to the sum of the Interest Distribution Amount for such Distribution Date for each such class and the Interest Carry Forward Amount, if any, for such Distribution Date for each such class.
Administration Fee Rate:	The Master Servicer and Servicer will be paid monthly fees on the outstanding principal balance of the Mortgage Loans. These fees initially aggregate to a weighted average cost of approximately 0.50% for the Mortgage Loans.
Compensating Interest:	The Servicer will be required to cover Prepayment Interest Shortfalls on prepayments in full on the Mortgage Loans up to the Servicing Fee. If the Servicer fails to make any required Compensating Interest payment, the Master Servicer will be required to do so up to the Master Servicing Fee.
Prepayment Interest Shortfalls:	Interest shortfalls attributable to voluntary principal prepayments on the Mortgage Loans.
Optional Termination:	On any Distribution Date on which the aggregate outstanding principal balance of the Mortgage Loans as of the related determination date is less than or equal to 10% of the aggregate outstanding principal balance of the Mortgage Loans as of the Cut-off Date, the Master Servicer may repurchase all of the Mortgage Loans and REO properties remaining in the trust, causing an early retirement of the Certificates, but is not required to do so.

Transaction Overview (Cont.)

Monthly Servicer Advances: The Servicer will collect monthly payments of principal and interest on the Mortgage Loans and will be obligated to make advances of delinquent monthly principal and interest payments. The Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans only to the extent such amounts are deemed recoverable. If the Servicer fails to make any such advance, the Master Servicer will be required to do so subject to its determination of recoverability. The Servicer and the Master Servicer are entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.

Credit Enhancement:
1) Excess Interest;
2) Net Swap Payments received from the Swap Provider (if any)
3) Overcollateralization ("OC"); and
4) Subordination

Allocation of Losses: Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date, first, to Net Monthly Excess Cashflow, second, to the Class CE Certificates, third, to the Class B-5 Certificates, fourth, to the Class B-4 Certificates, fifth, to the Class B-3 Certificates, sixth, to the Class B-2 Certificates, seventh, to the Class B-1 Certificates, eighth, to the Class M-6 Certificates, ninth, to the Class M-5 Certificates, tenth, to the Class M-4 Certificates, eleventh, to the Class M-3 Certificates, twelfth, to the Class M-2 Certificates, and thirteenth, to the Class M-1 Certificates. There will be no allocation of Realized Losses to the Class A Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of the Class A Certificates all principal and interest amounts to which they are then entitled.

Once Realized Losses have been allocated to the Class B Certificates and the Mezzanine Certificates, such amounts with respect to such Certificates will no longer accrue interest and such amounts will not be reinstated thereafter. However, the amount of any Realized Losses allocated to the Class B Certificates and the Mezzanine Certificates may be distributed to such certificates on a subordinated basis on any Distribution Date from Net Monthly Excess Cashflow, if any is available for such distribution and any Net Swap Payments paid by the Swap Provider.

Required Overcollateralization Amount: Overcollateralization refers to the amount by which the aggregate principal balance of the Mortgage Loans exceeds the Certificate Principal Balance of the Certificates. This excess (the "Overcollateralization Amount") is intended to protect the certificateholders against shortfalls in payments on the Certificates. The Required Overcollateralization Amount for the Certificates, which will be fully established at issuance, is anticipated to be approximately 3.55% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. On or after the Stepdown Date and provided that a trigger event is not in effect, the Required Overcollateralization Amount may be permitted to decrease to approximately 7.10% of the aggregate principal balance of the Mortgage Loans as of the end of such Due Period, subject to a floor amount of approximately 0.50% of the aggregate outstanding principal balance as of the Cut-off Date. If, due to losses, the Overcollateralization Amount is reduced below the Required Overcollateralization Amount, excess spread, if any is available will be paid to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of such Certificates to the extent necessary to reach the Required Overcollateralization Amount. In addition, Net Swap Payments paid by the Swap Provider may be used to restore or maintain the Required Overcollateralization Amount.

Overcollateralization Increase Amount: An Overcollateralization Increase Amount for any Distribution Date is the amount of Net Monthly Excess Cashflow actually applied as an accelerated payment of principal to the extent the Required Overcollateralization Amount exceeds the current Overcollateralization Amount.

Transaction Overview (Cont.)

Overcollateralization Reduction Amount: An Overcollateralization Reduction Amount for any Distribution Date is the amount by which the current Overcollateralization Amount exceeds the Required Overcollateralization Amount after taking into account all other distributions to be made on the Distribution Date limited to the distribution of principal on the Mortgage Loans.

Stepdown Date: Is the earlier of (i) the first Distribution Date on which the Certificate Principal Balances of the Class A Certificates have been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in November 2008 and (y) the first Distribution Date on which the Credit Enhancement Percentage (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distribution of principal to the holders of the Certificates) is equal to or greater than approximately 49.80%.

Credit Enhancement Percentage: The Credit Enhancement Percentage for any class and any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (which includes the Overcollateralization Amount) by (y) the aggregate principal balance of the Mortgage Loans, calculated after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and distribution of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on the Distribution Date.

Class	(S / M)	Initial CE %	CE % On/After Step Down Date
A	AAA / Aaa	24.90%	49.80%
M-1	AAA / Aa1	20.95%	41.90%
M-2	AAA / Aa2	17.30%	34.60%
M-3	AA+ / Aa3	14.75%	29.50%
M-4	AA+ / A1	12.85%	25.70%
M-5	AA / A2	11.05%	22.10%
M-6	AA / A3	9.50%	19.00%
B-1	AA- / Baa1	7.85%	15.70%
B-2	A+ / Baa2	6.65%	13.30%
B-3	A / Baa3	5.55%	11.10%
B-4	A / Ba1	4.55%	9.10%
B-5	A- / Ba2	3.55%	7.10%

Net Monthly Excess Cashflow: For any Distribution Date is equal to the sum of (i) any Overcollateralization Reduction Amount and (ii) the excess of the Available Distribution Amount, net of any Net Swap Payment and the Swap Termination Payment, if any, required to be made by the Securities Administrator, on behalf of the supplemental interest trust (described below), to the Swap Provider under the Swap Agreement, over the sum of (w) with respect to the Class A Certificates, the Senior Interest Distribution Amount for such Distribution Date, (x) with respect to the Mezzanine Certificates and the Class B Certificates, the Interest Distribution Amount for such Distribution Date and (y) the amount of principal required to be distributed to the holders of the Certificates on such Distribution Date.

Transaction Overview (Cont.)

Net WAC Pass-Through Rate:

Class A-1A, Class A-1B1, Class A-1B2 and Class A-2 Certificates: The per annum rate (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period) equal to a fraction, expressed as a percentage, the numerator of which is the amount of interest which accrued on the Mortgage Loans in the related loan group in the prior calendar month minus the fees payable to the Servicer and the Master Servicer with respect to the related Mortgage Loans for such Distribution Date and the Group IA Allocation Percentage, Group IB Allocation Percentage or Group II Allocation Percentage, as applicable, of any Net Swap Payment or Swap Termination Payment made to the Swap Provider for such Distribution Date and the denominator of which is the aggregate principal balance of the Mortgage Loans in the related loan group as of the last day of the immediately preceding Due Period (or as of the Cut-off Date with respect to the first Distribution Date), after giving effect to principal prepayments received during the related Prepayment Period.

Mezzanine and Class B Certificates: The per annum rate (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period) equal to (x) the weighted average (weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group, the certificate principal balance of the related Class A Certificates), of (i) the Net WAC Pass-Through Rate for the Class A-1A Certificates, (ii) the Net WAC Pass-Through Rate for the Class A-1B Certificates and (iii) the Net WAC Pass-Through Rate for the Class A-2 Certificates.

Group IA Allocation Percentage: The aggregate principal balance of the Group IA Mortgage Loans divided by the sum of the aggregate principal balance of the Group IA Mortgage Loans, the Group IB Mortgage Loans and the Group II Mortgage Loans.

Group IB Allocation Percentage: The aggregate principal balance of the Group IB Mortgage Loans divided by the sum of the aggregate principal balance of the Group IA Mortgage Loans, the Group IB Mortgage Loans and the Group II Mortgage Loans.

Group II Allocation Percentage: The aggregate principal balance of the Group II Mortgage Loans divided by the sum of the aggregate principal balance of the Group IA Mortgage Loans, the Group IB Mortgage Loans and the Group II Mortgage Loans.

Net WAC Rate Carryover Amount:

If on any Distribution Date the Pass-Through Rate for any class of the Series 2005-AG1 Certificates is limited by the related Net WAC Pass-Through Rate, such class will be entitled to the "Net WAC Rate Carryover Amount" which will be equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such class based on one month LIBOR plus the related margin over (b) the amount of interest accrued on such class based on the related Net WAC Pass-Through Rate and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion of one month LIBOR plus the related margin for the most recently ended Interest Accrual Period. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available. The Net WAC Rate Carryover Amount will be distributed from certain amounts received by the Securities Administrator, on behalf of the supplemental interest trust (described below), under the Swap Agreement, if any, and from the Net Monthly Excess Cashflow on a subordinated basis on the same Distribution Date or on any subsequent Distribution Date to the extent of available funds. The ratings on each class of Certificates do not address the likelihood of the payment of any Net WAC Rate Carryover Amount from Net Monthly Excess Cashflow.

Transaction Overview (Cont.)

Swap Agreement:

On the Closing Date, the Trustee will enter into a Swap Agreement with the Swap Provider as described in the prospectus supplement. The Swap Agreement will have an initial notional amount of $[679,384,598]. Under the Swap Agreement, the Trust (through a supplemental interest trust) will be obligated to pay an amount equal to [4.56]% per annum on the notional amount as set forth in the Swap Agreement to the Swap Provider and the Swap Provider will be obligated to pay to the supplemental interest trust, for the benefit of the holders of the Offered Certificates and the Class B Certificates, an amount equal to one-month LIBOR on the notional amount as set forth in the Swap Agreement until the Swap Agreement is terminated. Only the net amount of the two obligations will be paid by the appropriate party (the "Net Swap Payment"). See the attached schedule.

A separate trust created under the pooling and servicing agreement (the "Supplemental Interest Trust") will hold the Swap Agreement. The Swap Agreement and any payments made by the Swap Provider thereunder will be assets of the Supplemental Interest Trust but will not be assets of any REMIC.

Upon early termination of the Swap Agreement, the Supplemental Interest Trust or the Swap Provider may be liable to make a termination payment (the ''Swap Termination Payment'') to the other party (regardless of which party caused the termination). The Swap Termination Payment will be computed in accordance with the procedures set forth in the Swap Agreement. **In the event that the Securities Administrator, on behalf of the Supplemental Interest Trust, is required to make a Swap Termination Payment, that payment will be paid on the related Distribution Date, and on any subsequent Distribution Dates until paid in full, generally, prior to distributions to Certificateholders.**

Transaction Overview (Cont.)

Available Distribution Amount: For any Distribution Date, net of the administrative fees, an amount equal to (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due on the related Due Date and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds, subsequent recoveries and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the Prepayment Period or proceeds from the repurchase of the Mortgage Loans due to the Optional Termination of the Trust); (iii) all P&I Advances with respect to the Mortgage Loans received for the Distribution Date; (iv) all Compensating Interest paid by the Servicer or the Master Servicer in respect of Prepayment Interest Shortfalls for the related Due Period; and (v) Net Swap Payments payable by the Swap Provider.

Class A Principal Distribution Amount: Until the Stepdown Date, or if a Trigger Event occurs, the Class A Certificates will receive the principal collected on the Mortgage Loans plus any excess interest required to maintain the Required Overcollateralization Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. On or after the Stepdown Date, if no Trigger Event occurs, principal paid on the Class A Certificates will be an amount such that the Class A Certificates will maintain approximately a 49.80% Credit Enhancement Percentage (2x the Class A Initial Credit Enhancement Percentage).

The Class A Principal Distribution Amount will generally be distributed to the holders of the Class A-1 Certificates and the Class A-2 Certificates concurrently, on a pro rata basis, based on the related Class A principal allocation percentage (for any Distribution Date, the percentage equivalent of a fraction, the numerator of which is the principal remittance amount for the Group IA Mortgage Loans (in the case of the Class A-1A Certificates), the principal remittance amount for the Group IB Mortgage Loans (in the case of the Class A-1B Certificates) or the principal remittance amount for the Group II Mortgage Loans (in the case of the Class A-2 Certificates) and the denominator of which is equal to the principal remittance amount for all of the Mortgage Loans) for each such class for such Distribution Date.

Principal distributions to the Class A-1B Certificates will be allocated pro rata, with the exception that if a Sequential Trigger Event is in effect, principal distributions will be allocated sequentially, to the Class A-1B1 and Class A-1B2 Certificates, in that order, until the Certificate Principal Balance of each such class has been reduced to zero.

Principal distributions to the Class A-2 Certificates will be allocated sequentially to the Class A-2A, Class A-2B, Class A-2C and Class A-2D Certificates, in that order, until the Certificate Principal Balance of each such class has been reduced to zero.

Class M Principal Distribution Amount: The Mezzanine Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid to the Mezzanine Certificates, first to the Class M-1 Certificates until it reaches approximately a 41.90% Credit Enhancement Percentage (2x the Class M-1 Initial Credit Enhancement Percentage), second to the Class M-2 Certificates until it reaches approximately a 34.60% Credit Enhancement Percentage (2x the Class M-2 Initial Credit Enhancement Percentage), third to the Class M-3 Certificates until it reaches approximately a 29.50% Credit Enhancement Percentage (2x the Class M-3 Initial Credit Enhancement Percentage), fourth to the Class M-4 Certificates until it reaches approximately a 25.70% Credit Enhancement Percentage (2x the Class M-4 Initial Credit Enhancement Percentage), fifth to the Class M-5 Certificates until it reaches approximately a 22.10% Credit Enhancement Percentage (2x the Class M-5 Initial Credit Enhancement Percentage), and sixth to the Class M-6 Certificates until it reaches approximately a 19.00% Credit Enhancement Percentage (2x the Class M-6 Initial Credit Enhancement Percentage).

Transaction Overview (Cont.)

Class B Principal Distribution Amount: The Class B Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid to the Class B Certificates, first to the Class B-1 Certificates until it reaches approximately a 15.70% Credit Enhancement Percentage (2x the Class B-1 Initial Credit Enhancement Percentage), second to the Class B-2 Certificates until it reaches approximately a 13.30% Credit Enhancement Percentage (2x the Class B-2 Initial Credit Enhancement Percentage), third to the Class B-3 Certificates until it reaches approximately a 11.10% Credit Enhancement Percentage (2x the Class B-3 Initial Credit Enhancement Percentage), fourth to the Class B-4 Certificates until it reaches approximately a 9.10% Credit Enhancement Percentage (2x the Class B-4 Initial Credit Enhancement Percentage), and fifth to the Class B-5 Certificates until it reaches approximately a 7.10% Credit Enhancement Percentage (2x the Class B-5 Initial Credit Enhancement Percentage).

If a Trigger Event occurs, principal payments will be paid first to the Class A Certificates in the manner and order of priority described under "Class A Principal Distribution Amount", then sequentially to the Mezzanine Certificates in their order of seniority, in each case until the Certificate Principal Balance of each such class has been reduced to zero and then sequentially to the Class B Certificates in their order of seniority until the Certificate Principal Balance of each such class has been reduced to zero.

Coupon Step-up: On the Distribution Date following the first possible optional termination date, the margins on the Class A Certificates, the Mezzanine Certificates and the Class B Certificates will increase to the following, subject to the applicable Net WAC Pass-Through Rate.

Class	After Optional Termination
A	2 x Margin
M & B	The lesser of 1.5 x Margin and Margin plus 0.50%

Sequential Trigger Event: A Sequential Trigger Event is in effect on any Distribution Date if, before the 25th Distribution Date, the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period (after giving effect to scheduled payments received or advanced on or before the related Determination Date and principal prepayments received during the related Prepayment Period) divided by the sum of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds 1.35%, or if, on or after the 25th Distribution Date, a Trigger Event is in effect.

Trigger Event: If either the Delinquency Test or Cumulative Loss Test is violated.

Delinquency Test: The determination on any Distribution Date that the percentage obtained by dividing (x) the principal amount of (1) Mortgage Loans delinquent 60 days or more, (2) Mortgage Loans in foreclosure, (3) REO Properties and (4) Mortgage Loans discharged due to bankruptcy by (y) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds 32.10% of the Credit Enhancement Percentage.

Cumulative Loss Test: The determination on any Distribution Date that the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
November 2007 to October 2008	1.35 %, plus 1/12th of 1.70 % for each month thereafter
November 2008 to October 2009	3.05 %, plus 1/12th of 1.65 % for each month thereafter
November 2009 to October 2010	4.70 %, plus 1/12th of 1.05 % for each month thereafter
November 2010 to October 2011	5.75 % plus 1/12th of 0.25 % for each month thereafter
November 2011 and thereafter	6.00%

Transaction Overview (Cont.)

Payment Priority: On each Distribution Date, the Available Distribution Amount (net of any Net Swap Payments payable by the Swap Provider) will be distributed as follows:

1. To the Supplemental Interest Trust to pay any Net Swap Payment or the Swap Termination Payment (not caused by a Swap Provider Trigger Event (as defined in the Swap Agreement)) owed to the Swap Provider.
2. To pay interest to the Class A Certificates, pro rata, including any accrued unpaid interest from a prior Distribution Date, then to pay interest excluding any accrued unpaid interest from a prior Distribution Date to the Mezzanine Certificates, on a sequential basis, and then to pay interest excluding any accrued unpaid interest from a prior Distribution Date to the Class B Certificates on a sequential basis.
3. To pay principal to the Class A Certificates in accordance with the principal payment provisions described above.
4. To pay principal to the Mezzanine Certificates in accordance with the principal payment provisions described above.
5. To pay principal to the Class B Certificates in accordance with the principal payment provisions described above.
6. From excess interest, if any, to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the Required Overcollateralization Amount.
7. From excess interest, if any, to pay the Interest Carry Forward Amounts on the Mezzanine Certificates, on a sequential basis.
8. From excess interest, if any, to pay the Interest Carry Forward Amount on the Class B Certificates, on a sequential basis.
9. From excess interest, if any, to pay the allocated Realized Losses on the Mezzanine Certificates, on a sequential basis.
10. From excess interest, if any, to pay the allocated Realized Losses on the Class B Certificates, on a sequential basis.
11. From excess interest, if any, to pay the Net WAC Rate Carryover Amount on the Class A Certificates, the Mezzanine Certificates and the Class B Certificates in the same order of priority as described in 2 above.
12. From excess interest, if any, to the Supplemental Interest Trust to pay the Swap Termination Payment (caused by a Swap Provider Trigger Event under the Swap Agreement) owed to the Swap Provider.
13. To pay any remaining amount to the non-offered certificates in accordance with the Pooling and Servicing Agreement.

Any Net Swap Payments on deposit in the Supplemental Interest Trust will be paid as follows:

1. To pay any Net Swap Payment or the Swap Termination Payment (not caused by a Swap Provider Trigger Event (as defined in the Swap Agreement)) owed to the Swap Provider.

1. To pay any unpaid interest on the Class A Certificates, *pro rata*, including any accrued unpaid interest from a prior Distribution Date and then to pay any unpaid interest including any accrued unpaid interest from prior Distribution Dates to the Mezzanine Certificates and the Class B Certificates, sequentially.
2. To pay the Net WAC Rate Carryover Amount on the Class A Certificates, Mezzanine Certificates and Class B Certificates remaining unpaid in the same order of priority as described above.
3. To pay any principal first, on the Class A Certificates, *pro rata*, and second, on the Mezzanine Certificates and Class B Certificates, sequentially, in accordance with the principal payment provisions described above in an amount necessary to maintain the Required Overcollateralization Amount.

Transaction Overview (Cont.)

Payment Priority (Continued):

4. To pay any allocated Realized Losses remaining unpaid on the Mezzanine Certificates and the Class B Certificates, sequentially.
5. To pay the Swap Termination Payment (caused by a Swap Provider Trigger Event under the Swap Agreement) owed to the Swap Provider.
6. To pay any remaining amount to the Class CE Certificates.

ERISA: It is expected that the Offered Certificates may be purchased by, or with the assets of, employee benefit plans subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") or plans or arrangements subject to section 4975 of the Internal Revenue Code (each, a "Plan"). Prior to the termination of the Supplemental Interest Trust, Plans or persons using assets of a Plan may purchase the Offered Certificates if the purchase and holding meets the requirements of an investor-based class exemption issued by the Department of Labor. Investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of a Plan's acquisition and ownership of such certificates.

Taxation – REMIC: One or more REMIC elections will be made for designated portions of the Trust (exclusive of certain shortfall payments or payments from the Supplemental Interest Trust or the obligation to make payments to the Supplemental Interest Trust pursuant to the Swap Agreement).

Form of Registration: Book-entry form through DTC, Clearstream and Euroclear.

Minimum Denominations: $100,000 and integral multiples of $1 in excess thereof.

Swap Schedule

Distribution Date	Notional Schedule ($)
11/25/2005	679,384,598
12/25/2005	672,851,709
1/25/2006	665,130,733
2/25/2006	656,782,948
3/25/2006	640,969,406
4/25/2006	623,417,894
5/25/2006	604,206,342
6/25/2006	583,428,106
7/25/2006	561,207,497
8/25/2006	537,683,834
9/25/2006	515,147,936
10/25/2006	493,558,266
11/25/2006	472,875,036
12/25/2006	453,060,130
1/25/2007	434,077,042
2/25/2007	415,890,797
3/25/2007	398,467,898
4/25/2007	381,776,254
5/25/2007	365,785,125
6/25/2007	350,148,370
7/25/2007	334,873,784
8/25/2007	279,260,034
9/25/2007	233,147,677
10/25/2007	195,149,284
11/25/2007	53,672,064
12/25/2007	51,310,950
1/25/2008	49,056,017
2/25/2008	46,902,401
3/25/2008	44,845,463
4/25/2008	42,880,784
5/25/2008	41,004,145
6/25/2008	39,211,526
7/25/2008	37,499,092
8/25/2008	35,863,158
9/25/2008	34,283,350
10/25/2008	32,774,788
11/25/2008	11,608,709
12/25/2008	11,206,518
1/25/2009	10,818,262
2/25/2009	10,443,456
3/25/2009	10,081,636
4/25/2009	9,732,352

Sensitivity Table
To 10% Call

	Fixed>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
	Arm>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
A-1A	Avg Life	19.75	3.99	2.04	1.39	1.15
	First Payment Date	Jun-07	Nov-05	Nov-05	Nov-05	Nov-05
	Last Payment Date	Aug-34	Feb-18	Mar-12	Aug-08	Nov-07
A-1B1	Avg Life	19.88	3.92	1.97	1.36	1.14
	First Payment Date	Jul-07	Nov-05	Nov-05	Nov-05	Nov-05
	Last Payment Date	Aug-34	Feb-18	Mar-12	Jul-08	Oct-07
A-1B2	Avg Life	19.88	3.92	1.97	1.36	1.14
	First Payment Date	Jul-07	Nov-05	Nov-05	Nov-05	Nov-05
	Last Payment Date	Aug-34	Feb-18	Mar-12	Jul-08	Oct-07
A-2A	Avg Life	14.74	1.54	1.00	0.83	0.67
	First Payment Date	Jun-07	Nov-05	Nov-05	Nov-05	Nov-05
	Last Payment Date	Apr-27	Sep-08	Jul-07	May-07	Jan-07
A-2B	Avg Life	23.45	3.98	2.00	1.76	1.50
	First Payment Date	Apr-27	Sep-08	Jul-07	May-07	Jan-07
	Last Payment Date	Aug-31	Aug-11	Mar-08	Sep-07	Jul-07
A-2C	Avg Life	27.08	7.74	3.00	2.04	1.81
	First Payment Date	Aug-31	Aug-11	Mar-08	Sep-07	Jul-07
	Last Payment Date	Jan-34	Jan-16	Feb-11	Jan-08	Sep-07
A-2D	Avg Life	28.72	11.96	6.22	2.56	1.96
	First Payment Date	Jan-34	Jan-16	Feb-11	Jan-08	Sep-07
	Last Payment Date	Aug-34	Feb-18	Mar-12	Aug-08	Nov-07
M-1	Avg Life	26.85	8.09	5.09	4.65	3.08
	First Payment Date	Mar-29	Aug-09	Jan-10	Aug-08	Nov-07
	Last Payment Date	Aug-34	Feb-18	Mar-12	Aug-10	Apr-09
M-2	Avg Life	26.85	8.09	4.80	4.80	3.49
	First Payment Date	Mar-29	Aug-09	Sep-09	May-10	Apr-09
	Last Payment Date	Aug-34	Feb-18	Mar-12	Aug-10	Apr-09
M-3	Avg Life	26.85	8.09	4.65	4.43	3.32
	First Payment Date	Mar-29	Aug-09	Jun-09	Nov-09	Nov-08
	Last Payment Date	Aug-34	Feb-18	Mar-12	Aug-10	Apr-09

Sensitivity Table
To 10% Call (Continued)

	Fixed>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
	Arm>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
M-4	Avg Life	26.85	8.09	4.58	4.17	3.10
	First Payment Date	Mar-29	Aug-09	May-09	Aug-09	Sep-08
	Last Payment Date	Aug-34	Feb-18	Mar-12	Aug-10	Apr-09
M-5	Avg Life	26.85	8.09	4.53	4.01	2.96
	First Payment Date	Mar-29	Aug-09	Apr-09	May-09	Jul-08
	Last Payment Date	Aug-34	Feb-18	Mar-12	Aug-10	Apr-09
M-6	Avg Life	26.85	8.09	4.49	3.89	2.86
	First Payment Date	Mar-29	Aug-09	Mar-09	Apr-09	May-08
	Last Payment Date	Aug-34	Feb-18	Mar-12	Aug-10	Apr-09
B-1	Avg Life	26.85	8.09	4.46	3.80	2.79
	First Payment Date	Mar-29	Aug-09	Feb-09	Feb-09	Apr-08
	Last Payment Date	Aug-34	Feb-18	Mar-12	Aug-10	Apr-09
B-2	Avg Life	26.85	8.09	4.44	3.73	2.74
	First Payment Date	Mar-29	Aug-09	Jan-09	Jan-09	Mar-08
	Last Payment Date	Aug-34	Feb-18	Mar-12	Aug-10	Apr-09
B-3	Avg Life	26.85	8.09	4.42	3.68	2.70
	First Payment Date	Mar-29	Aug-09	Jan-09	Dec-08	Feb-08
	Last Payment Date	Aug-34	Feb-18	Mar-12	Aug-10	Apr-09
B-4	Avg Life	26.85	8.09	4.40	3.64	2.67
	First Payment Date	Mar-29	Aug-09	Dec-08	Nov-08	Feb-08
	Last Payment Date	Aug-34	Feb-18	Mar-12	Aug-10	Apr-09
B-5	Avg Life	26.85	8.09	4.39	3.61	2.64
	First Payment Date	Mar-29	Aug-09	Dec-08	Nov-08	Jan-08
	Last Payment Date	Aug-34	Feb-18	Mar-12	Aug-10	Apr-09

Sensitivity Table
To 10% Maturity

	Fixed>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
	Arm>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
A-1A	Avg Life	19.78	4.29	2.22	1.39	1.15
	First Payment Date	Jun-07	Nov-05	Nov-05	Nov-05	Nov-05
	Last Payment Date	Jul-35	Nov-30	Sep-20	Aug-08	Nov-07
A-1B1	Avg Life	19.91	4.19	2.13	1.36	1.14
	First Payment Date	Jul-07	Nov-05	Nov-05	Nov-05	Nov-05
	Last Payment Date	Jul-35	Jun-30	Feb-20	Jul-08	Oct-07
A-1B2	Avg Life	19.91	4.19	2.13	1.36	1.14
	First Payment Date	Jul-07	Nov-05	Nov-05	Nov-05	Nov-05
	Last Payment Date	Jul-35	Jun-30	Feb-20	Jul-08	Oct-07
A-2A	Avg Life	14.74	1.54	1.00	0.83	0.67
	First Payment Date	Jun-07	Nov-05	Nov-05	Nov-05	Nov-05
	Last Payment Date	Apr-27	Sep-08	Jul-07	May-07	Jan-07
A-2B	Avg Life	23.45	3.98	2.00	1.76	1.50
	First Payment Date	Apr-27	Sep-08	Jul-07	May-07	Jan-07
	Last Payment Date	Aug-31	Aug-11	Mar-08	Sep-07	Jul-07
A-2C	Avg Life	27.08	7.74	3.00	2.04	1.81
	First Payment Date	Aug-31	Aug-11	Mar-08	Sep-07	Jul-07
	Last Payment Date	Jan-34	Jan-16	Feb-11	Jan-08	Sep-07
A-2D	Avg Life	29.04	14.87	7.98	2.56	1.96
	First Payment Date	Jan-34	Jan-16	Feb-11	Jan-08	Sep-07
	Last Payment Date	Jul-35	Oct-30	Aug-20	Aug-08	Nov-07
M-1	Avg Life	26.94	8.93	5.59	7.30	4.83
	First Payment Date	Mar-29	Aug-09	Jan-10	Aug-08	Nov-07
	Last Payment Date	Jun-35	Jul-28	Oct-18	Jan-17	Jan-14
M-2	Avg Life	26.94	8.91	5.29	5.44	4.16
	First Payment Date	Mar-29	Aug-09	Sep-09	May-10	Apr-09
	Last Payment Date	Jun-35	Oct-27	Feb-18	Mar-15	Aug-12
M-3	Avg Life	26.94	8.89	5.13	4.79	3.59
	First Payment Date	Mar-29	Aug-09	Jun-09	Nov-09	Nov-08
	Last Payment Date	Jun-35	Jan-27	Aug-17	Oct-14	May-12

Sensitivity Table
To 10% Maturity (Continued)

	Fixed>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
	Arm>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
M-4	Avg Life	26.94	8.87	5.04	4.51	3.35
	First Payment Date	Mar-29	Aug-09	May-09	Aug-09	Sep-08
	Last Payment Date	Jun-35	May-26	Feb-17	Jun-14	Jan-12
M-5	Avg Life	26.94	8.85	4.98	4.34	3.21
	First Payment Date	Mar-29	Aug-09	Apr-09	May-09	Jul-08
	Last Payment Date	May-35	Oct-25	Oct-16	Feb-14	Nov-11
M-6	Avg Life	26.94	8.82	4.92	4.21	3.10
	First Payment Date	Mar-29	Aug-09	Mar-09	Apr-09	May-08
	Last Payment Date	May-35	Feb-25	May-16	Oct-13	Aug-11
B-1	Avg Life	26.93	8.78	4.86	4.10	3.01
	First Payment Date	Mar-29	Aug-09	Feb-09	Feb-09	Apr-08
	Last Payment Date	Apr-35	Jun-24	Dec-15	Jun-13	May-11
B-2	Avg Life	26.93	8.72	4.80	4.01	2.94
	First Payment Date	Mar-29	Aug-09	Jan-09	Jan-09	Mar-08
	Last Payment Date	Apr-35	Aug-23	May-15	Jan-13	Jan-11
B-3	Avg Life	26.92	8.66	4.76	3.93	2.88
	First Payment Date	Mar-29	Aug-09	Jan-09	Dec-08	Feb-08
	Last Payment Date	Mar-35	Nov-22	Dec-14	Sep-12	Oct-10
B-4	Avg Life	26.92	8.58	4.69	3.86	2.82
	First Payment Date	Mar-29	Aug-09	Dec-08	Nov-08	Feb-08
	Last Payment Date	Feb-35	Jan-22	Jun-14	Apr-12	Jul-10
B-5	Avg Life	26.90	8.46	4.61	3.77	2.75
	First Payment Date	Mar-29	Aug-09	Dec-08	Nov-08	Jan-08
	Last Payment Date	Jan-35	Jan-21	Nov-13	Nov-11	Mar-10

Class A-1A Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
1	11/25/2005	21.973
2	12/25/2005	21.368
3	1/25/2006	21.311
4	2/25/2006	21.324
5	3/25/2006	21.375
6	4/25/2006	21.032
7	5/25/2006	20.918
8	6/25/2006	20.659
9	7/25/2006	20.506
10	8/25/2006	20.200
11	9/25/2006	19.964
12	10/25/2006	19.803
13	11/25/2006	19.503
14	12/25/2006	19.354
15	1/25/2007	19.057
16	2/25/2007	18.840
17	3/25/2007	18.891
18	4/25/2007	18.416
19	5/25/2007	18.296
20	6/25/2007	18.003
21	7/25/2007	17.904
22	8/25/2007	17.698
23	9/25/2007	16.621
24	10/25/2007	15.828
25	11/25/2007	9.656
26	12/25/2007	9.832
27	1/25/2008	9.590
28	2/25/2008	10.087
29	3/25/2008	10.531
30	4/25/2008	10.010
31	5/25/2008	10.207
32	6/25/2008	9.938
33	7/25/2008	10.151
34	8/25/2008	11.028
35	9/25/2008	10.992
36	10/25/2008	11.230
37	11/25/2008	9.598
38	12/25/2008	9.879
39	1/25/2009	9.598
40	2/25/2009	10.425
41	3/25/2009	11.428
42	4/25/2009	10.408
43	5/25/2009	9.969
44	6/25/2009	9.646
45	7/25/2009	9.976

Class A-1A Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
46	8/25/2009	10.479
47	9/25/2009	10.474
48	10/25/2009	10.818
49	11/25/2009	10.464
50	12/25/2009	10.808
51	1/25/2010	10.455
52	2/25/2010	10.752
53	3/25/2010	11.898
54	4/25/2010	10.741
55	5/25/2010	11.093
56	6/25/2010	10.730
57	7/25/2010	11.083
58	8/25/2010	11.019
59	9/25/2010	11.013
60	10/25/2010	11.375
61	11/25/2010	11.003
62	12/25/2010	11.365
63	1/25/2011	10.993
64	2/25/2011	10.988
65	3/25/2011	12.159
66	4/25/2011	10.977
67	5/25/2011	11.338
68	6/25/2011	10.966
69	7/25/2011	11.326
70	8/25/2011	10.956
71	9/25/2011	10.950
72	10/25/2011	11.310
73	11/25/2011	10.940
74	12/25/2011	11.299
75	1/25/2012	10.929
76	2/25/2012	10.923
77	3/25/2012	11.671

*PPC: 100% (ARM); PPC: 100% (Fixed)

*1 Month LIBOR: 20%

*6 Month Libor: 20%

*Includes Net Swap Payments received from the Swap Provider

Class A-1B1 and A-1B2 Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
1	11/25/2005	22.095
2	12/25/2005	21.482
3	1/25/2006	21.421
4	2/25/2006	21.434
5	3/25/2006	21.496
6	4/25/2006	21.142
7	5/25/2006	21.031
8	6/25/2006	20.770
9	7/25/2006	20.620
10	8/25/2006	20.311
11	9/25/2006	20.074
12	10/25/2006	19.917
13	11/25/2006	19.613
14	12/25/2006	19.468
15	1/25/2007	19.167
16	2/25/2007	18.950
17	3/25/2007	19.013
18	4/25/2007	18.527
19	5/25/2007	18.410
20	6/25/2007	18.110
21	7/25/2007	18.007
22	8/25/2007	18.220
23	9/25/2007	17.149
24	10/25/2007	16.381
25	11/25/2007	10.198
26	12/25/2007	10.391
27	1/25/2008	10.129
28	2/25/2008	10.848
29	3/25/2008	11.347
30	4/25/2008	10.775
31	5/25/2008	10.999
32	6/25/2008	10.705
33	7/25/2008	10.939
34	8/25/2008	11.809
35	9/25/2008	11.775
36	10/25/2008	12.042
37	11/25/2008	10.387
38	12/25/2008	10.696
39	1/25/2009	10.387
40	2/25/2009	11.342
41	3/25/2009	12.448
42	4/25/2009	11.334
43	5/25/2009	10.930
44	6/25/2009	10.577
45	7/25/2009	10.938

Class A-1B1 and A-1B2 Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
46	8/25/2009	11.545
47	9/25/2009	11.545
48	10/25/2009	11.930
49	11/25/2009	11.545
50	12/25/2009	11.930
51	1/25/2010	11.546
52	2/25/2010	11.749
53	3/25/2010	13.008
54	4/25/2010	11.749
55	5/25/2010	12.141
56	6/25/2010	11.749
57	7/25/2010	12.141
58	8/25/2010	11.952
59	9/25/2010	11.952
60	10/25/2010	12.351
61	11/25/2010	11.952
62	12/25/2010	12.351
63	1/25/2011	11.952
64	2/25/2011	11.952
65	3/25/2011	13.233
66	4/25/2011	11.952
67	5/25/2011	12.351
68	6/25/2011	11.952
69	7/25/2011	12.351
70	8/25/2011	11.952
71	9/25/2011	11.952
72	10/25/2011	12.351
73	11/25/2011	11.952
74	12/25/2011	12.351
75	1/25/2012	11.952
76	2/25/2012	11.952
77	3/25/2012	12.777

*PPC: 100% (ARM); PPC: 100% (Fixed)

*1 Month LIBOR: 20%

*6 Month Libor: 20%

*Includes Net Swap Payments received from the Swap Provider


Deutsche Bank

Class A-2A, A-2B, A-2C and A-2D Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
1	11/25/2005	21.896
2	12/25/2005	21.297
3	1/25/2006	21.242
4	2/25/2006	21.255
5	3/25/2006	21.298
6	4/25/2006	20.963
7	5/25/2006	20.846
8	6/25/2006	20.590
9	7/25/2006	20.435
10	8/25/2006	20.131
11	9/25/2006	19.895
12	10/25/2006	19.732
13	11/25/2006	19.434
14	12/25/2006	19.283
15	1/25/2007	18.988
16	2/25/2007	18.771
17	3/25/2007	18.814
18	4/25/2007	18.347
19	5/25/2007	18.225
20	6/25/2007	17.962
21	7/25/2007	17.840
22	8/25/2007	17.997
23	9/25/2007	16.920
24	10/25/2007	16.136
25	11/25/2007	9.953
26	12/25/2007	10.154
27	1/25/2008	9.891
28	2/25/2008	10.567
29	3/25/2008	11.045
30	4/25/2008	10.491
31	5/25/2008	10.704
32	6/25/2008	10.433
33	7/25/2008	10.649
34	8/25/2008	11.369
35	9/25/2008	11.333
36	10/25/2008	11.583
37	11/25/2008	9.940
38	12/25/2008	10.247
39	1/25/2009	9.943
40	2/25/2009	10.790
41	3/25/2009	11.833
42	4/25/2009	10.774
43	5/25/2009	10.348
44	6/25/2009	10.026
45	7/25/2009	10.358

Class A-2A, A-2B, A-2C and A-2D Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
46	8/25/2009	10.870
47	9/25/2009	10.866
48	10/25/2009	11.223
49	11/25/2009	10.857
50	12/25/2009	11.214
51	1/25/2010	10.848
52	2/25/2010	10.989
53	3/25/2010	12.161
54	4/25/2010	10.979
55	5/25/2010	11.340
56	6/25/2010	10.970
57	7/25/2010	11.330
58	8/25/2010	11.104
59	9/25/2010	11.100
60	10/25/2010	11.465
61	11/25/2010	11.091
62	12/25/2010	11.456
63	1/25/2011	11.083
64	2/25/2011	11.078
65	3/25/2011	12.260
66	4/25/2011	11.069
67	5/25/2011	11.434
68	6/25/2011	11.061
69	7/25/2011	11.425
70	8/25/2011	11.052
71	9/25/2011	11.047
72	10/25/2011	11.411
73	11/25/2011	11.038
74	12/25/2011	11.401
75	1/25/2012	11.029
76	2/25/2012	11.024
77	3/25/2012	11.779

*PPC: 100% (ARM); PPC: 100% (Fixed)

*1 Month LIBOR: 20%

*6 Month Libor: 20%

*Includes Net Swap Payments received from the Swap Provider

Class M & Class B Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
1	11/25/2005	21.981
2	12/25/2005	21.376
3	1/25/2006	21.318
4	2/25/2006	21.331
5	3/25/2006	21.383
6	4/25/2006	21.040
7	5/25/2006	20.925
8	6/25/2006	20.667
9	7/25/2006	20.514
10	8/25/2006	20.208
11	9/25/2006	19.972
12	10/25/2006	19.811
13	11/25/2006	19.510
14	12/25/2006	19.362
15	1/25/2007	19.065
16	2/25/2007	18.847
17	3/25/2007	18.899
18	4/25/2007	18.424
19	5/25/2007	18.304
20	6/25/2007	18.020
21	7/25/2007	17.911
22	8/25/2007	17.958
23	9/25/2007	16.883
24	10/25/2007	16.101
25	11/25/2007	9.921
26	12/25/2007	10.111
27	1/25/2008	9.856
28	2/25/2008	10.482
29	3/25/2008	10.955
30	4/25/2008	10.407
31	5/25/2008	10.617
32	6/25/2008	10.340
33	7/25/2008	10.561
34	8/25/2008	11.379
35	9/25/2008	11.344
36	10/25/2008	11.594
37	11/25/2008	9.952
38	12/25/2008	10.251
39	1/25/2009	9.953
40	2/25/2009	10.825
41	3/25/2009	11.873
42	4/25/2009	10.811
43	5/25/2009	10.387
44	6/25/2009	10.056
45	7/25/2009	10.396
46	8/25/2009	10.933
47	9/25/2009	10.930
48	10/25/2009	11.291
49	11/25/2009	10.924
50	12/25/2009	11.284
51	1/25/2010	10.918
52	2/25/2010	11.131
53	3/25/2010	12.320
54	4/25/2010	11.124
55	5/25/2010	11.492
56	6/25/2010	11.118
57	7/25/2010	11.485
58	8/25/2010	11.327
59	9/25/2010	11.322
60	10/25/2010	11.692
61	11/25/2010	11.306
62	12/25/2010	11.675
63	1/25/2011	11.295
64	2/25/2011	11.291
65	3/25/2011	12.497
66	4/25/2011	11.284
67	5/25/2011	11.656
68	6/25/2011	11.276
69	7/25/2011	11.648
70	8/25/2011	11.269
71	9/25/2011	11.265
72	10/25/2011	11.637
73	11/25/2011	11.258
74	12/25/2011	11.629
75	1/25/2012	11.250
76	2/25/2012	11.246
77	3/25/2012	12.018

*PPC: 100% (ARM); PPC: 100% (Fixed)

*1 Month LIBOR: 20%

*6 Month Libor: 20%

*Includes Net Swap Payments received from the Swap Provider

Excess Spread*

(Assumes Pricing Prepayment Speed, Excludes Basis Risk Shortfalls)

Period	Excess Spread in bp (Static LIBOR)	1 Month Forward LIBOR (%)	6 Month Forward LIBOR (%)	Excess Spread in bp (Forward LIBOR)	Period	Excess Spread in bp (Static LIBOR)	1 Month Forward LIBOR (%)	6 Month Forward LIBOR (%)	Excess Spread in bp (Forward LIBOR)
1	194	3.9400	4.3000	194	45	509	4.6832	4.7377	472
2	148	4.0877	4.4072	149	46	504	4.6873	4.7398	470
3	148	4.2912	4.4809	148	47	504	4.6919	4.7420	469
4	148	4.3214	4.5367	148	48	518	4.6947	4.7436	485
5	151	4.4418	4.5827	151	49	504	4.6910	4.7454	469
6	149	4.5221	4.6146	149	50	518	4.6946	4.7481	485
7	150	4.5197	4.6355	150	51	504	4.6976	4.7516	468
8	150	4.5471	4.6307	149	52	504	4.7006	4.7540	473
9	152	4.6185	4.6235	150	53	546	4.7026	4.7569	521
10	151	4.5741	4.6058	149	54	504	4.7063	4.7607	472
11	152	4.6373	4.5964	148	55	518	4.7088	4.7626	488
12	154	4.6524	4.5785	150	56	504	4.7125	4.7699	471
13	153	4.4942	4.5598	148	57	518	4.7142	4.7770	487
14	156	4.5033	4.5695	151	58	504	4.7168	4.7838	473
15	154	4.5126	4.5781	148	59	504	4.7196	4.7916	473
16	155	4.5219	4.5867	148	60	518	4.7221	4.7973	489
17	165	4.5298	4.5960	157	61	504	4.7499	4.8039	470
18	156	4.5392	4.6048	148	62	517	4.7526	4.8061	486
19	160	4.5484	4.6129	151	63	503	4.7553	4.8089	469
20	159	4.5569	4.6155	149	64	503	4.7584	4.8108	471
21	164	4.5644	4.6168	153	65	544	4.7592	4.8135	520
22	303	4.5732	4.6188	285	66	502	4.7624	4.8161	470
23	306	4.5812	4.6187	284	67	516	4.7641	4.8176	486
24	315	4.5885	4.6180	290	68	502	4.7668	4.8112	469
25	327	4.5617	4.6184	278	69	516	4.7682	4.8034	485
26	339	4.5662	4.6223	291	70	501	4.7704	4.7965	467
27	328	4.5719	4.6271	278	71	501	4.7722	4.7890	466
28	393	4.5763	4.6316	346	72	515	4.7735	4.7802	482
29	417	4.5799	4.6358	372	73	501	4.7248	4.7725	470
30	393	4.5857	4.6406	345	74	514	4.7243	4.7725	486
31	405	4.5893	4.6447	359	75	500	4.7250	4.7730	470
32	394	4.5936	4.6541	345	76	500	4.7257	4.7728	467
33	407	4.5981	4.6636	360	77	528	4.7250	4.7729	500
34	477	4.6020	4.6745	447					
35	477	4.6057	4.6840	447					
36	489	4.6099	4.6931	461					
37	481	4.6465	4.7044	442					
38	482	4.6510	4.7087	443					
39	467	4.6563	4.7137	425					
40	490	4.6612	4.7184	456					
41	532	4.6648	4.7226	504					
42	492	4.6705	4.7284	457					
43	509	4.6744	4.7317	472					
44	495	4.6789	4.7347	456					

*Includes Net Swap Payments received from the Swap Provider

Breakeven CDR Table for the Subordinated Certificates

The assumptions for the breakeven CDR table below are as follows:

- The Pricing Assumption is applied
- 10% cleanup call is not exercised
- Forward Curves
- 40% Severity
- Interest & Principal advancing
- 6 month recovery lag
- Triggers Failing

The table below displays the Constant Default Rate ("CDR") and the related cumulative collateral loss before the referenced Class incurs a writedown.

Class	CDR Break-Even (%)	Cumulative Loss (%)
M-1	35.15	23.40
M-2	27.71	20.28
M-3	23.27	18.12
M-4	20.27	16.49
M-5	17.66	14.96
M-6	15.55	13.63
B-1	13.39	12.16
B-2	11.91	11.10
B-3	10.61	10.12
B-4	9.48	9.23
B-5	8.54	8.46

DESCRIPTION OF THE TOTAL COLLATERAL

SUMMARY – AGGREGATE POOL

Number of Mortgage Loans:	2,611	Index Type:	
Aggregate Principal Balance:	$693,249,590	6 Month LIBOR:	94.65%
Conforming Principal Balance Loans:	$457,634,428	Fixed Rate:	5.35%
Average Principal Balance:	$265,511	W.A. Initial Periodic Cap:	2.00%
Range:	$60,000 - $750,000	W.A. Subsequent Periodic Cap:	1.00%
W.A. Coupon:	6.744%	W.A. Lifetime Rate Cap:	6.00%
Range:	5.200% - 9.650%	Property Type:	
W.A. Gross Margin:	5.891%	Single Family:	65.02%
Range:	4.000% - 7.125%	PUD:	19.69%
W.A. Remaining Term:	357 months	Condo:	9.59%
Range:	353 months - 357 months	2-4 Family:	5.62%
W.A. Seasoning:	3 months		
Latest Maturity Date:	July 1, 2035	Occupancy Status:	
State Concentration (Top 5):		Primary:	98.30%
California:	49.35%	Second Home:	1.70%
Florida:	13.02%		
Arizona:	5.47%	Documentation Status:	
Illinois:	4.48%	Stated:	53.44%
New York:	4.14%	Full:	41.69%
W.A. Original Combined LTV:	82.86%	Limited:	4.87%
Range:	39.00% - 95.00%		
First Liens:	100.00%	Non-Zero W.A. Prepayment Penalty – Term (months):	26
Second Liens:	0.00%	Loans with Prepay Penalties:	77.88%
Non-Balloon Loans:	100.00%	Interest Only Loans	100.00%
Non-Zero W.A. FICO Score:	668		

DESCRIPTION OF THE TOTAL COLLATERAL

Product Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Fixed - 30 Year IO	136	37,112,689	5.35	6.562	672	80.77
ARM - 2 Year/6 Month IO	1,808	495,094,884	71.42	6.778	667	83.03
ARM - 3 Year/6 Month IO	667	161,042,016	23.23	6.683	670	82.82
Total:	**2,611**	**693,249,590**	**100.00**	**6.744**	**668**	**82.86**

Principal Balance at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
50,000.01 - 100,000.00	60	5,185,291	0.75	7.268	665	82.48
100,000.01 - 150,000.00	452	57,818,141	8.34	7.027	668	82.09
150,000.01 - 200,000.00	447	78,824,484	11.37	6.881	668	81.91
200,000.01 - 250,000.00	402	90,328,903	13.03	6.805	665	82.89
250,000.01 - 300,000.00	365	99,862,294	14.40	6.787	667	82.72
300,000.01 - 350,000.00	295	95,122,502	13.72	6.596	669	82.19
350,000.01 - 400,000.00	200	74,703,920	10.78	6.659	666	82.63
400,000.01 - 450,000.00	142	60,462,244	8.72	6.606	672	83.19
450,000.01 - 500,000.00	109	51,647,630	7.45	6.673	671	83.27
500,000.01 - 550,000.00	56	29,404,024	4.24	6.508	671	83.92
550,000.01 - 600,000.00	57	32,820,634	4.73	6.765	672	85.30
600,000.01 - 650,000.00	17	10,719,058	1.55	6.727	665	88.09
650,000.01 - 700,000.00	4	2,705,966	0.39	6.774	643	85.71
700,000.01 - 750,000.00	5	3,644,500	0.53	6.599	653	82.20
Total:	**2,611**	**693,249,590**	**100.00**	**6.744**	**668**	**82.86**

DESCRIPTION OF THE TOTAL COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
50,000.01 - 100,000.00	60	5,185,291	0.75	7.268	665	82.48
100,000.01 - 150,000.00	452	57,818,141	8.34	7.027	668	82.09
150,000.01 - 200,000.00	447	78,824,484	11.37	6.881	668	81.91
200,000.01 - 250,000.00	402	90,328,903	13.03	6.805	665	82.89
250,000.01 - 300,000.00	365	99,862,294	14.40	6.787	667	82.72
300,000.01 - 350,000.00	295	95,122,502	13.72	6.596	669	82.19
350,000.01 - 400,000.00	200	74,703,920	10.78	6.659	666	82.63
400,000.01 - 450,000.00	142	60,462,244	8.72	6.606	672	83.19
450,000.01 - 500,000.00	109	51,647,630	7.45	6.673	671	83.27
500,000.01 - 550,000.00	56	29,404,024	4.24	6.508	671	83.92
550,000.01 - 600,000.00	57	32,820,634	4.73	6.765	672	85.30
600,000.01 - 650,000.00	17	10,719,058	1.55	6.727	665	88.09
650,000.01 - 700,000.00	4	2,705,966	0.39	6.774	643	85.71
700,000.01 - 750,000.00	5	3,644,500	0.53	6.599	653	82.20
Total:	**2,611**	**693,249,590**	**100.00**	**6.744**	**668**	**82.86**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
301 - 360	2,611	693,249,590	100	6.744	668	82.86
Total:	**2,611**	**693,249,590**	**100**	**6.744**	**668**	**82.86**

DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
5.000 - 5.499	55	17,752,269	2.56	5.329	684	78.69
5.500 - 5.999	324	98,463,922	14.20	5.758	670	79.27
6.000 - 6.499	486	134,407,370	19.39	6.212	674	80.97
6.500 - 6.999	769	209,081,494	30.16	6.718	668	82.91
7.000 - 7.499	485	113,856,582	16.42	7.212	663	84.17
7.500 - 7.999	316	75,757,991	10.93	7.696	663	85.67
8.000 - 8.499	118	29,401,432	4.24	8.197	655	89.19
8.500 - 8.999	41	9,960,471	1.44	8.729	661	91.25
9.000 - 9.499	13	3,540,575	0.51	9.198	647	90.08
9.500 - 9.999	4	1,027,483	0.15	9.553	642	95.00
Total:	**2,611**	**693,249,590**	**100.00**	**6.744**	**668**	**82.86**

DESCRIPTION OF THE TOTAL COLLATERAL

Original Combined Loan-to-Value Ratio

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Less than or equal to 50.00	11	1,829,698	0.26	6.071	645	45.13
50.01 - 55.00	4	761,819	0.11	6.116	698	53.22
55.01 - 60.00	17	4,521,654	0.65	6.042	681	58.14
60.01 - 65.00	26	6,435,160	0.93	5.922	664	63.19
65.01 - 70.00	52	14,349,124	2.07	6.125	656	68.66
70.01 - 75.00	58	16,458,268	2.37	6.224	657	73.81
75.01 - 80.00	1,605	408,583,657	58.94	6.649	673	79.91
80.01 - 85.00	151	45,908,757	6.62	6.392	661	84.33
85.01 - 90.00	322	95,268,134	13.74	6.941	663	89.55
90.01 - 95.00	365	99,133,318	14.30	7.391	659	94.78
Total:	**2,611**	**693,249,590**	**100.00**	**6.744**	**668**	**82.86**

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

FICO Score At Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
600 - 624	225	62,346,572	8.99	6.878	622	83.39
625 - 649	805	208,896,420	30.13	6.837	635	83.15
650 - 674	645	170,823,912	24.64	6.767	660	83.45
675 - 699	418	112,809,586	16.27	6.676	686	82.33
700 - 724	260	66,090,947	9.53	6.567	711	82.07
725 - 749	129	37,078,495	5.35	6.622	736	81.54
750 - 774	95	24,970,764	3.60	6.484	761	81.44
775 - 799	31	9,503,993	1.37	6.643	785	83.23
800 - 824	3	728,900	0.11	6.547	808	82.48
Total:	**2,611**	**693,249,590**	**100.00**	**6.744**	**668**	**82.86**

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution*

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
California	997	342,086,232	49.35	6.542	668	81.71
Florida	421	90,230,676	13.02	6.993	668	84.86
Arizona	210	37,891,909	5.47	6.970	669	83.24
Illinois	154	31,075,269	4.48	7.079	674	83.92
New York	78	28,681,355	4.14	6.635	673	82.73
Nevada	122	28,111,978	4.06	7.038	669	83.24
Maryland	101	26,128,283	3.77	6.899	662	83.81
Colorado	98	20,058,335	2.89	6.459	666	82.63
New Jersey	40	11,803,219	1.70	7.006	663	84.99
Georgia	50	9,916,021	1.43	7.166	651	85.95
Minnesota	47	9,095,308	1.31	7.264	663	84.40
Washington	37	8,424,016	1.22	6.848	663	85.55
Hawaii	19	7,780,210	1.12	6.596	661	84.48
Massachusetts	25	7,380,821	1.06	6.892	678	81.82
Texas	25	4,519,786	0.65	6.806	676	81.56
Utah	30	4,508,061	0.65	7.229	673	81.29
Connecticut	12	2,838,204	0.41	7.373	647	85.65
Michigan	20	2,651,832	0.38	7.385	645	84.87
Missouri	11	2,008,812	0.29	7.220	659	85.08
Ohio	11	1,907,971	0.28	7.389	668	90.62
Oregon	11	1,820,722	0.26	6.765	643	84.47
North Carolina	14	1,742,081	0.25	6.921	666	84.96
New Mexico	11	1,695,610	0.24	7.071	689	82.71
Wisconsin	9	1,534,120	0.22	7.517	662	82.83
Pennsylvania	6	1,480,749	0.21	7.026	637	87.73

*Geographic Distribution continued on the next page

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution (Continued)

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Indiana	8	980,950	0.14	6.770	681	83.29
New Hampshire	4	799,720	0.12	7.531	702	82.81
Delaware	4	728,910	0.11	6.535	653	86.90
Oklahoma	6	711,600	0.10	6.697	669	85.91
Rhode Island	3	681,550	0.10	6.947	658	84.79
Tennessee	3	609,120	0.09	7.465	677	89.29
Iowa	4	586,940	0.08	6.981	674	80.00
Montana	3	563,899	0.08	5.992	675	79.33
Alabama	3	469,577	0.07	6.653	646	83.42
Alaska	2	388,770	0.06	7.131	653	80.00
Louisiana	2	308,450	0.04	6.456	681	83.24
Kentucky	2	214,140	0.03	7.029	647	88.65
South Carolina	2	181,700	0.03	6.571	675	86.12
Nebraska	1	123,520	0.02	7.550	640	80.00
Arkansas	1	121,600	0.02	7.900	627	95.00
Idaho	1	111,656	0.02	7.325	718	80.00
Kansas	1	105,600	0.02	6.150	690	80.00
Maine	1	96,000	0.01	7.025	758	80.00
North Dakota	1	94,307	0.01	5.950	679	80.00
Total:	**2,611**	**693,249,590**	**100.00**	**6.744**	**668**	**82.86**

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Primary	2,568	681,493,760	98.30	6.735	667	82.77
Second Home	43	11,755,830	1.70	7.319	692	88.13
Total:	**2,611**	**693,249,590**	**100.00**	**6.744**	**668**	**82.86**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Stated Documentation	1,394	370,467,182	53.44	7.087	671	82.21
Full Documentation	1,098	289,016,550	41.69	6.306	665	83.47
Limited Documentation	119	33,765,858	4.87	6.740	661	84.73
Total:	**2,611**	**693,249,590**	**100.00**	**6.744**	**668**	**82.86**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Purchase	1,643	429,139,617	61.90	6.841	674	82.33
Refinance - Cashout	857	240,508,904	34.69	6.601	656	83.89
Refinance - Rate Term	111	23,601,069	3.40	6.456	667	82.11
Total:	**2,611**	**693,249,590**	**100.00**	**6.744**	**668**	**82.86**

DESCRIPTION OF THE TOTAL COLLATERAL

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Single Family	1,660	451,258,965	65.09	6.686	667	82.50
PUD	528	136,492,615	19.69	6.777	667	83.50
Condo	314	66,513,987	9.59	7.002	674	83.92
2-4 Family	109	38,984,022	5.62	6.862	676	82.92
Total:	**2,611**	**693,249,590**	**100.00**	**6.744**	**668**	**82.86**

Rate Adjustment*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
April 2007	12	4,504,624	0.69	6.271	650	92.13
May 2007	18	6,195,974	0.94	7.030	671	85.76
June 2007	211	57,512,638	8.77	6.782	674	82.10
July 2007	1,567	426,881,648	65.06	6.779	666	83.02
March 2008	1	379,500	0.06	7.625	629	92.56
April 2008	6	1,832,429	0.28	7.140	660	89.24
May 2008	2	442,844	0.07	7.965	713	90.00
June 2008	41	9,945,056	1.52	6.677	675	81.25
July 2008	617	148,442,187	22.62	6.671	670	82.80
Total:	**2,475**	**656,136,901**	**100.00**	**6.755**	**668**	**82.98**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
4.000 - 4.499	169	35,889,074	5.47	7.013	673	83.52
6.000 - 6.499	2,304	619,640,627	94.44	6.739	667	82.95
6.500 - 6.999	1	328,000	0.05	7.600	689	80.00
7.000 - 7.499	1	279,200	0.04	6.750	636	80.00
Total:	**2,475**	**656,136,901**	**100.00**	**6.755**	**668**	**82.98**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
11.000 - 11.499	55	17,752,269	2.71	5.329	684	78.69
11.500 - 11.999	293	87,927,157	13.40	5.756	669	79.40
12.000 - 12.499	461	126,566,580	19.29	6.210	676	81.14
12.500 - 12.999	725	198,206,179	30.21	6.716	668	82.91
13.000 - 13.499	470	110,675,225	16.87	7.214	663	84.24
13.500 - 13.999	304	72,957,410	11.12	7.696	662	85.65
14.000 - 14.499	111	28,143,551	4.29	8.194	654	89.44
14.500 - 14.999	40	9,800,471	1.49	8.733	661	91.43
15.000 - 15.499	12	3,080,575	0.47	9.227	642	91.59
15.500 - 15.999	4	1,027,483	0.16	9.553	642	95.00
Total:	**2,475**	**656,136,901**	**100.00**	**6.755**	**668**	**82.98**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
5.000 - 5.499	55	17,752,269	2.71	5.329	684	78.69
5.500 - 5.999	293	87,927,157	13.40	5.756	669	79.40
6.000 - 6.499	461	126,566,580	19.29	6.210	676	81.14
6.500 - 6.999	725	198,206,179	30.21	6.716	668	82.91
7.000 - 7.499	470	110,675,225	16.87	7.214	663	84.24
7.500 - 7.999	304	72,957,410	11.12	7.696	662	85.65
8.000 - 8.499	111	28,143,551	4.29	8.194	654	89.44
8.500 - 8.999	40	9,800,471	1.49	8.733	661	91.43
9.000 - 9.499	12	3,080,575	0.47	9.227	642	91.59
9.500 - 9.999	4	1,027,483	0.16	9.553	642	95.00
Total:	**2,475**	**656,136,901**	**100.00**	**6.755**	**668**	**82.98**

*ARM Loans Only

Initial Periodic Rate Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
2.000	2,475	656,136,901	100.00	6.755	668	82.98
Total:	**2,475**	**656,136,901**	**100.00**	**6.755**	**668**	**82.98**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Subsequent Periodic Rate Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	2,475	656,136,901	100.00	6.755	668	82.98
Total:	**2,475**	**656,136,901**	**100.00**	**6.755**	**668**	**82.98**

*ARM Loans Only

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
6.000 - 6.499	2,475	656,136,901	100.00	6.755	668	82.98
Total:	**2,475**	**656,136,901**	**100.00**	**6.755**	**668**	**82.98**

*ARM Loans Only

Original Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0	593	153,349,490	22.12	7.118	672	83.80
12	98	30,617,456	4.42	6.975	672	82.23
24	1,500	402,816,974	58.11	6.669	666	82.67
36	420	106,465,670	15.36	6.426	668	82.40
Total:	**2,611**	**693,249,590**	**100.00**	**6.744**	**668**	**82.86**

DESCRIPTION OF THE GROUP IA COLLATERAL

SUMMARY – GROUP IA POOL

Number of Mortgage Loans:	1,200	Index Type:	
Aggregate Principal Balance:	$241,531,613	6 Month LIBOR:	91.58%
Conforming Principal Balance Loans:	$241,531,613	Fixed Rate:	8.42%
Average Principal Balance:	$201,276	W.A. Initial Periodic Cap:	2.00%
Range:	$60,000 - $524,000	W.A. Subsequent Periodic Cap:	1.00%
W.A. Coupon:	6.737%	W.A. Lifetime Rate Cap:	6.00%
Range:	5.250% - 9.650%	Property Type:	
W.A. Gross Margin:	5.811%	Single Family:	63.01%
Range:	4.000% - 6.350%	PUD:	19.53%
W.A. Remaining Term:	357 months	Condo:	10.29%
Range:	353 months - 357 months	2-4 Family:	6.96%
W.A. Seasoning:	3 months		
Latest Maturity Date:	July 1, 2035	Occupancy Status:	
State Concentration (Top 5):		Primary:	96.80%
California:	27.38%	Second Home:	3.20%
Florida:	12.43%		
Arizona:	8.87%	Documentation Status:	
Illinois:	8.66%	Full:	53.40%
Colorado:	6.34%	Stated:	43.39%
W.A. Original Combined LTV:	82.99%	Limited:	3.21%
Range:	39.00% - 95.00%		
First Liens:	100.00%	Non-Zero W.A. Prepayment Penalty – Term (months):	27
Second Liens:	0.00%	Loans with Prepay Penalties:	74.34%
Non-Balloon Loans:	100.00%	Interest Only Loans:	100.00%
Non-Zero W.A. FICO Score:	663		

DESCRIPTION OF THE GROUP IA COLLATERAL

Product Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Fixed - 30 Year IO	88	20,337,563	8.42	6.594	661	80.22
ARM - 2 Year/6 Month IO	714	141,563,634	58.61	6.781	661	83.17
ARM - 3 Year/6 Month IO	398	79,630,417	32.97	6.695	668	83.38
Total:	**1,200**	**241,531,613**	**100.00**	**6.737**	**663**	**82.99**

Principal Balance at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
50,000.01 - 100,000.00	48	4,125,645	1.71	7.161	665	81.56
100,000.01 - 150,000.00	345	43,587,604	18.05	6.993	668	82.21
150,000.01 - 200,000.00	277	48,438,185	20.05	6.784	667	82.32
200,000.01 - 250,000.00	210	46,945,461	19.44	6.730	663	84.05
250,000.01 - 300,000.00	150	41,173,840	17.05	6.707	659	83.86
300,000.01 - 350,000.00	133	42,705,064	17.68	6.486	659	83.02
350,000.01 - 400,000.00	23	8,347,473	3.46	6.572	652	82.62
400,000.01 - 450,000.00	9	3,820,941	1.58	6.501	680	83.12
450,000.01 - 500,000.00	4	1,863,400	0.77	6.538	680	76.65
500,000.01 - 550,000.00	1	524,000	0.22	6.150	644	83.44
Total:	**1,200**	**241,531,613**	**100.00**	**6.737**	**663**	**82.99**

DESCRIPTION OF THE GROUP IA COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
50,000.01 - 100,000.00	48	4,125,645	1.71	7.161	665	81.56
100,000.01 - 150,000.00	345	43,587,604	18.05	6.993	668	82.21
150,000.01 - 200,000.00	277	48,438,185	20.05	6.784	667	82.32
200,000.01 - 250,000.00	210	46,945,461	19.44	6.730	663	84.05
250,000.01 - 300,000.00	150	41,173,840	17.05	6.707	659	83.86
300,000.01 - 350,000.00	133	42,705,064	17.68	6.486	659	83.02
350,000.01 - 400,000.00	23	8,347,473	3.46	6.572	652	82.62
400,000.01 - 450,000.00	9	3,820,941	1.58	6.501	680	83.12
450,000.01 - 500,000.00	4	1,863,400	0.77	6.538	680	76.65
500,000.01 - 550,000.00	1	524,000	0.22	6.150	644	83.44
Total:	**1,200**	**241,531,613**	**100.00**	**6.737**	**663**	**82.99**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
301 - 360	1,200	241,531,613	100.00	6.737	663	82.99
Total:	**1,200**	**241,531,613**	**100.00**	**6.737**	**663**	**82.99**

DESCRIPTION OF THE GROUP IA COLLATERAL

Mortgage Rate

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
5.000 - 5.499	28	7,161,815	2.97	5.342	669	75.00
5.500 - 5.999	164	38,323,708	15.87	5.757	665	77.55
6.000 - 6.499	228	47,474,739	19.66	6.232	665	79.89
6.500 - 6.999	336	67,826,370	28.08	6.748	666	83.75
7.000 - 7.499	210	38,264,793	15.84	7.220	662	86.30
7.500 - 7.999	152	27,356,896	11.33	7.702	660	87.26
8.000 - 8.499	55	9,965,107	4.13	8.229	652	90.57
8.500 - 8.999	18	3,381,957	1.40	8.681	660	91.12
9.000 - 9.499	7	1,277,010	0.53	9.087	644	90.26
9.500 - 9.999	2	499,219	0.21	9.577	633	95.00
Total:	**1,200**	**241,531,613**	**100.00**	**6.737**	**663**	**82.99**

DESCRIPTION OF THE GROUP IA COLLATERAL

Original Combined Loan-to-Value Ratio

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Less than or equal to 50.00	11	1,829,698	0.76	6.071	645	45.13
50.01 - 55.00	4	761,819	0.32	6.116	698	53.22
55.01 - 60.00	14	3,212,154	1.33	6.018	682	57.68
60.01 - 65.00	25	6,215,162	2.57	5.912	664	63.29
65.01 - 70.00	42	9,898,845	4.10	6.151	661	68.61
70.01 - 75.00	44	10,176,539	4.21	6.340	657	74.07
75.01 - 80.00	547	97,123,956	40.21	6.625	668	79.81
80.01 - 85.00	101	22,159,434	9.17	6.432	656	84.26
85.01 - 90.00	208	47,975,333	19.86	6.920	666	89.53
90.01 - 95.00	204	42,178,673	17.46	7.396	656	94.74
Total:	**1,200**	**241,531,613**	**100.00**	**6.737**	**663**	**82.99**

DESCRIPTION OF THE GROUP IA COLLATERAL

FICO Score at Origination

FICO Score At Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
600 - 624	112	22,873,742	9.47	6.805	622	82.96
625 - 649	416	85,884,744	35.56	6.816	635	83.38
650 - 674	289	59,411,049	24.60	6.683	661	83.38
675 - 699	163	30,201,186	12.50	6.703	686	82.54
700 - 724	116	22,599,481	9.36	6.544	711	81.97
725 - 749	50	10,613,980	4.39	6.802	735	82.35
750 - 774	41	7,433,945	3.08	6.717	759	80.84
775 - 799	13	2,513,487	1.04	6.589	782	84.56
Total:	**1,200**	**241,531,613**	**100.00**	**6.737**	**663**	**82.99**

DESCRIPTION OF THE GROUP IA COLLATERAL

Geographic Distribution*

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
California	257	66,129,713	27.38	6.359	659	79.46
Florida	172	30,015,821	12.43	6.902	664	85.30
Arizona	137	21,417,920	8.87	6.925	667	83.56
Illinois	113	20,913,752	8.66	6.982	673	84.21
Colorado	85	15,317,343	6.34	6.490	663	82.42
Maryland	64	14,287,970	5.92	6.828	659	83.68
Nevada	60	12,373,237	5.12	6.934	671	84.51
New York	32	10,779,242	4.46	6.578	672	81.80
Minnesota	37	6,916,365	2.86	7.208	668	84.88
Georgia	35	5,466,746	2.26	6.998	650	86.15
New Jersey	20	5,026,572	2.08	6.777	672	84.59
Washington	22	4,449,966	1.84	6.846	654	87.03
Hawaii	12	4,354,626	1.80	6.414	643	84.35
Utah	19	2,365,547	0.98	7.161	663	80.80
Connecticut	10	2,107,704	0.87	7.126	652	85.29
Massachusetts	9	1,972,021	0.82	7.368	705	84.35
Michigan	16	1,926,782	0.80	7.547	647	85.99
Oregon	9	1,508,349	0.62	6.658	645	85.40
Pennsylvania	6	1,480,749	0.61	7.026	637	87.73
Ohio	10	1,462,471	0.61	7.371	665	90.80
Texas	8	1,274,217	0.53	6.927	660	85.54
North Carolina	10	1,219,121	0.50	6.920	674	87.08
Missouri	5	1,071,500	0.44	7.553	663	89.52
Wisconsin	6	829,250	0.34	7.428	667	82.99
Indiana	7	823,030	0.34	6.832	683	83.92

*Geographic Distribution continued on the next page

DESCRIPTION OF THE GROUP IA COLLATERAL

Geographic Distribution (Continued)

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Delaware	4	728,910	0.30	6.535	653	86.90
Tennessee	3	609,120	0.25	7.465	677	89.29
New Hampshire	3	593,400	0.25	7.516	699	83.79
Oklahoma	5	574,800	0.24	6.875	660	87.31
Montana	3	563,899	0.23	5.992	675	79.33
New Mexico	4	540,300	0.22	7.169	654	85.12
Rhode Island	2	449,550	0.19	6.687	658	87.26
Alaska	2	388,770	0.16	7.131	653	80.00
Alabama	2	329,577	0.14	6.356	651	84.87
Louisiana	2	308,450	0.13	6.456	681	83.24
Kentucky	2	214,140	0.09	7.029	647	88.65
Nebraska	1	123,520	0.05	7.550	640	80.00
Arkansas	1	121,600	0.05	7.900	627	95.00
Idaho	1	111,656	0.05	7.325	718	80.00
Kansas	1	105,600	0.04	6.150	690	80.00
Maine	1	96,000	0.04	7.025	758	80.00
North Dakota	1	94,307	0.04	5.950	679	80.00
Iowa	1	88,000	0.04	6.050	713	80.00
Total:	**1,200**	**241,531,613**	**100.00**	**6.737**	**663**	**82.99**

DESCRIPTION OF THE GROUP IA COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Primary	1,166	233,814,093	96.80	6.720	662	82.80
Second Home	34	7,717,520	3.20	7.239	697	88.66
Total:	**1,200**	**241,531,613**	**100.00**	**6.737**	**663**	**82.99**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Full Documentation	625	128,970,808	53.40	6.389	660	83.42
Stated Documentation	536	104,806,101	43.39	7.162	668	82.44
Limited Documentation	39	7,754,705	3.21	6.772	663	83.34
Total:	**1,200**	**241,531,613**	**100.00**	**6.737**	**663**	**82.99**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Refinance - Cashout	665	150,285,620	62.22	6.625	657	82.77
Purchase	438	74,140,853	30.70	7.004	677	83.62
Refinance - Rate Term	97	17,105,140	7.08	6.560	662	82.19
Total:	**1,200**	**241,531,613**	**100.00**	**6.737**	**663**	**82.99**

DESCRIPTION OF THE GROUP IA COLLATERAL

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Single Family	767	152,699,069	63.22	6.695	660	82.75
PUD	227	47,170,429	19.53	6.737	662	83.99
Condo	151	24,845,724	10.29	6.955	676	84.58
2-4 Family	55	16,816,392	6.96	6.791	678	79.97
Total:	**1,200**	**241,531,613**	**100.00**	**6.737**	**663**	**82.99**

Rate Adjustment*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
April 2007	5	1,437,933	0.65	5.962	651	88.83
May 2007	7	1,175,082	0.53	7.243	684	89.44
June 2007	68	13,426,658	6.07	6.771	665	81.76
July 2007	634	125,523,961	56.75	6.787	661	83.19
March 2008	1	379,500	0.17	7.625	629	92.56
April 2008	4	955,499	0.43	6.616	670	84.75
May 2008	1	217,844	0.10	8.600	722	90.00
June 2008	25	4,856,915	2.20	6.516	668	79.30
July 2008	367	73,220,658	33.10	6.698	668	83.57
Total:	**1,112**	**221,194,050**	**100.00**	**6.750**	**664**	**83.24**

*ARM Loans Only

DESCRIPTION OF THE GROUP IA COLLATERAL

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
4.000 - 4.499	115	20,896,332	9.45	6.966	674	84.19
6.000 - 6.499	997	200,297,718	90.55	6.727	663	83.15
Total:	**1,112**	**221,194,050**	**100.00**	**6.750**	**664**	**83.24**

*ARM Loans Only

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
11.000 - 11.499	28	7,161,815	3.24	5.342	669	75.00
11.500 - 11.999	146	33,552,602	15.17	5.754	666	77.97
12.000 - 12.499	211	43,247,145	19.55	6.231	666	80.24
12.500 - 12.999	301	59,958,489	27.11	6.750	666	83.80
13.000 - 13.499	206	37,611,573	17.00	7.219	662	86.31
13.500 - 13.999	144	25,649,815	11.60	7.700	659	87.30
14.000 - 14.499	49	8,854,426	4.00	8.221	649	91.37
14.500 - 14.999	18	3,381,957	1.53	8.681	660	91.12
15.000 - 15.499	7	1,277,010	0.58	9.087	644	90.26
15.500 - 15.999	2	499,219	0.23	9.577	633	95.00
Total:	**1,112**	**221,194,050**	**100.00**	**6.750**	**664**	**83.24**

*ARM Loans Only

DESCRIPTION OF THE GROUP IA COLLATERAL

Subsequent Periodic Rate Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	1,112	221,194,050	100.00	6.750	664	83.24
Total:	**1,112**	**221,194,050**	**100.00**	**6.750**	**664**	**83.24**

*ARM Loans Only

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
6.000 - 6.499	1,112	221,194,050	100.00	6.750	664	83.24
Total:	**1,112**	**221,194,050**	**100.00**	**6.750**	**664**	**83.24**

*ARM Loans Only

Original Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0	306	61,970,778	25.66	6.965	669	84.51
12	28	6,667,188	2.76	6.618	658	78.40
24	619	122,295,628	50.63	6.727	661	82.68
36	247	50,598,019	20.95	6.497	662	82.48
Total:	**1,200**	**241,531,613**	**100.00**	**6.737**	**663**	**82.99**

DESCRIPTION OF THE GROUP IB COLLATERAL

SUMMARY – GROUP IB POOL

Number of Mortgage Loans:	841	Index Type:	
Aggregate Principal Balance:	$203,319,379	6 Month LIBOR:	100.00%
Conforming Principal Balance Loans:	$203,319,379	Fixed Rate:	0.00%
Average Principal Balance:	$241,759		
Range:	$84,550 - $455,400	W.A. Initial Periodic Cap:	2.00%
W.A. Coupon:	6.850%	W.A. Subsequent Periodic Cap:	1.00%
Range:	5.250% - 9.600%	W.A. Lifetime Rate Cap:	6.00%
W.A. Gross Margin:	5.895%	Property Type:	
Range:	4.000% - 7.125%	Single Family:	61.48%
W.A. Remaining Term:	357 months	PUD:	22.12%
Range:	355 months - 357 months	Condo:	11.98%
W.A. Seasoning:	3 months	2-4 Family:	4.42%
Latest Maturity Date:	July 1, 2035		
State Concentration (Top 5):		Occupancy Status:	
California:	44.90%	Primary:	100.00%
Florida:	20.79%		
Arizona:	5.89%	Documentation Status:	
Nevada:	5.14%	Full:	28.48%
Illinois:	3.45%	Stated:	66.43%
W.A. Original Combined LTV:	81.72%	Limited:	5.09%
Range:	60.27% - 95.00%		
First Liens:	100.00%	Non-Zero W.A. Prepayment Penalty – Term (months):	25
Second Liens:	0.00%	Loans with Prepay Penalties:	76.84%
Non-Balloon Loans:	100.00%	Interest Only Loans:	100.00%
Non-Zero W.A. FICO Score:	671		

DESCRIPTION OF THE GROUP IB COLLATERAL

Product Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
ARM - 2 Year/6 Month IO	660	160,754,581	79.07	6.850	671	81.70
ARM - 3 Year/6 Month IO	181	42,564,798	20.93	6.851	671	81.79
Total:	**841**	**203,319,379**	**100.00**	**6.850**	**671**	**81.72**

Principal Balance at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
50,000.01 - 100,000.00	7	632,720	0.31	7.522	656	84.14
100,000.01 - 150,000.00	94	12,471,930	6.13	7.137	670	81.38
150,000.01 - 200,000.00	157	28,063,551	13.80	7.027	668	81.18
200,000.01 - 250,000.00	181	40,908,251	20.12	6.887	666	81.63
250,000.01 - 300,000.00	207	56,469,801	27.77	6.847	672	81.96
300,000.01 - 350,000.00	159	51,431,834	25.30	6.683	676	81.45
350,000.01 - 400,000.00	31	11,123,891	5.47	6.668	676	82.10
400,000.01 - 450,000.00	4	1,762,000	0.87	7.106	651	89.89
450,000.01 - 500,000.00	1	455,400	0.22	6.600	688	90.00
Total:	**841**	**203,319,379**	**100.00**	**6.850**	**671**	**81.72**

DESCRIPTION OF THE GROUP IB COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
50,000.01 - 100,000.00	7	632,720	0.31	7.522	656	84.14
100,000.01 - 150,000.00	94	12,471,930	6.13	7.137	670	81.38
150,000.01 - 200,000.00	157	28,063,551	13.80	7.027	668	81.18
200,000.01 - 250,000.00	181	40,908,251	20.12	6.887	666	81.63
250,000.01 - 300,000.00	207	56,469,801	27.77	6.847	672	81.96
300,000.01 - 350,000.00	159	51,431,834	25.30	6.683	676	81.45
350,000.01 - 400,000.00	31	11,123,891	5.47	6.668	676	82.10
400,000.01 - 450,000.00	4	1,762,000	0.87	7.106	651	89.89
450,000.01 - 500,000.00	1	455,400	0.22	6.600	688	90.00
Total:	**841**	**203,319,379**	**100.00**	**6.850**	**671**	**81.72**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
301 - 360	841	203,319,379	100.00	6.850	671	81.72
Total:	**841**	**203,319,379**	**100.00**	**6.850**	**671**	**81.72**

DESCRIPTION OF THE GROUP IB COLLATERAL

Mortgage Rate

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
5.000 - 5.499	10	2,727,704	1.34	5.351	689	79.97
5.500 - 5.999	61	15,982,773	7.86	5.741	683	80.20
6.000 - 6.499	147	37,310,851	18.35	6.207	681	80.19
6.500 - 6.999	261	66,063,227	32.49	6.723	673	81.39
7.000 - 7.499	200	45,365,216	22.31	7.210	665	81.85
7.500 - 7.999	109	24,010,836	11.81	7.688	663	82.28
8.000 - 8.499	38	8,543,849	4.20	8.161	659	88.10
8.500 - 8.999	12	2,624,748	1.29	8.705	654	91.28
9.000 - 9.499	2	529,625	0.26	9.263	629	95.00
9.500 - 9.999	1	160,550	0.08	9.600	628	95.00
Total:	**841**	**203,319,379**	**100.00**	**6.850**	**671**	**81.72**

DESCRIPTION OF THE GROUP IB COLLATERAL

Original Combined Loan-to-Value Ratio

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
60.01 - 65.00	1	219,998	0.11	6.200	665	60.27
70.01 - 75.00	1	228,031	0.11	6.600	674	75.00
75.01 - 80.00	729	174,771,231	85.96	6.759	672	80.00
80.01 - 85.00	7	2,059,568	1.01	6.677	670	85.00
85.01 - 90.00	32	8,420,154	4.14	7.106	670	89.81
90.01 - 95.00	71	17,620,397	8.67	7.665	664	94.91
Total:	**841**	**203,319,379**	**100.00**	**6.850**	**671**	**81.72**

DESCRIPTION OF THE GROUP IB COLLATERAL

FICO Score at Origination

FICO Score At Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
600 - 624	60	14,759,567	7.26	7.157	622	82.22
625 - 649	239	56,655,805	27.87	6.985	636	81.90
650 - 674	212	49,773,233	24.48	6.899	660	82.02
675 - 699	152	37,531,263	18.46	6.676	687	81.26
700 - 724	92	22,789,690	11.21	6.684	710	81.41
725 - 749	42	10,853,005	5.34	6.692	736	80.98
750 - 774	32	7,649,417	3.76	6.676	762	81.73
775 - 799	9	2,578,498	1.27	6.488	781	81.59
800 - 824	3	728,900	0.36	6.547	808	82.48
Total:	**841**	**203,319,379**	**100.00**	**6.850**	**671**	**81.72**

DESCRIPTION OF THE GROUP IB COLLATERAL

Geographic Distribution*

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
California	332	91,291,292	44.90	6.650	674	80.61
Florida	199	42,261,769	20.79	7.024	672	84.39
Arizona	60	11,975,011	5.89	6.981	672	81.34
Nevada	47	10,458,578	5.14	7.085	668	81.36
Illinois	32	7,021,673	3.45	7.089	677	82.07
Maryland	26	6,753,097	3.32	6.974	673	81.61
New York	21	6,532,395	3.21	6.909	661	82.67
New Jersey	15	4,269,168	2.10	7.191	661	83.85
Massachusetts	13	3,935,600	1.94	6.837	670	80.00
Washington	13	3,171,299	1.56	6.834	681	81.09
Texas	15	2,602,753	1.28	6.935	668	80.00
Georgia	9	2,041,745	1.00	6.844	642	80.95
Colorado	7	1,698,692	0.84	6.284	653	81.71
Minnesota	8	1,629,943	0.80	7.826	646	81.36
Utah	9	1,625,714	0.80	7.257	672	82.41
New Mexico	7	1,155,310	0.57	7.025	705	81.59
Missouri	6	937,312	0.46	6.840	655	80.00
Wisconsin	3	704,870	0.35	7.620	655	82.65
Michigan	3	597,450	0.29	7.189	636	82.27
North Carolina	4	522,960	0.26	6.923	647	80.00
Iowa	3	498,940	0.25	7.145	667	80.00
Oregon	2	312,373	0.15	7.281	636	80.00
Connecticut	1	240,000	0.12	6.725	628	80.00
Hawaii	1	237,592	0.12	5.750	678	80.00
Rhode Island	1	232,000	0.11	7.450	659	80.00
New Hampshire	1	206,320	0.10	7.575	711	80.00
Indiana	1	157,920	0.08	6.450	672	80.00
Alabama	1	140,000	0.07	7.350	635	80.00
South Carolina	1	107,600	0.05	6.000	627	80.00
Total:	**841**	**203,319,379**	**100.00**	**6.850**	**671**	**81.72**

DESCRIPTION OF THE GROUP IB COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Primary	841	203,319,379	100.00	6.850	671	81.72
Total:	**841**	**203,319,379**	**100.00**	**6.850**	**671**	**81.72**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Stated Documentation	557	135,065,210	66.43	7.070	672	81.27
Full Documentation	240	57,902,085	28.48	6.339	671	82.28
Limited Documentation	44	10,352,084	5.09	6.838	665	84.44
Total:	**841**	**203,319,379**	**100.00**	**6.850**	**671**	**81.72**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Purchase	841	203,319,379	100.00	6.850	671	81.72
Total:	**841**	**203,319,379**	**100.00**	**6.850**	**671**	**81.72**

DESCRIPTION OF THE GROUP IB COLLATERAL

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Single Family	499	125,009,686	61.48	6.793	670	81.22
PUD	196	44,972,287	22.12	6.857	670	82.00
Condo	118	24,358,025	11.98	7.074	677	82.65
2-4 Family	28	8,979,380	4.42	7.007	676	84.88
Total:	**841**	**203,319,379**	**100.00**	**6.850**	**671**	**81.72**

Rate Adjustment*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
May 2007	3	882,570	0.43	7.142	695	85.54
June 2007	102	25,697,532	12.64	6.830	678	81.17
July 2007	555	134,174,478	65.99	6.852	670	81.78
May 2008	1	225,000	0.11	7.350	704	90.00
June 2008	9	1,824,092	0.90	6.808	667	82.50
July 2008	171	40,515,706	19.93	6.851	671	81.71
Total:	**841**	**203,319,379**	**100.00**	**6.850**	**671**	**81.72**

*ARM Loans Only

DESCRIPTION OF THE GROUP IB COLLATERAL

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
4.000 - 4.499	45	10,957,273	5.39	6.998	674	81.33
6.000 - 6.499	794	191,754,906	94.31	6.841	671	81.75
6.500 - 6.999	1	328,000	0.16	7.600	689	80.00
7.000 - 7.499	1	279,200	0.14	6.750	636	80.00
Total:	**841**	**203,319,379**	**100.00**	**6.850**	**671**	**81.72**

*ARM Loans Only

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
11.000 - 11.499	10	2,727,704	1.34	5.351	689	79.97
11.500 - 11.999	61	15,982,773	7.86	5.741	683	80.20
12.000 - 12.499	147	37,310,851	18.35	6.207	681	80.19
12.500 - 12.999	261	66,063,227	32.49	6.723	673	81.39
13.000 - 13.499	200	45,365,216	22.31	7.210	665	81.85
13.500 - 13.999	109	24,010,836	11.81	7.688	663	82.28
14.000 - 14.499	38	8,543,849	4.20	8.161	659	88.10
14.500 - 14.999	12	2,624,748	1.29	8.705	654	91.28
15.000 - 15.499	2	529,625	0.26	9.263	629	95.00
15.500 - 15.999	1	160,550	0.08	9.600	628	95.00
Total:	**841**	**203,319,379**	**100.00**	**6.850**	**671**	**81.72**

*ARM Loans Only

DESCRIPTION OF THE GROUP IB COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
5.000 - 5.499	10	2,727,704	1.34	5.351	689	79.97
5.500 - 5.999	61	15,982,773	7.86	5.741	683	80.20
6.000 - 6.499	147	37,310,851	18.35	6.207	681	80.19
6.500 - 6.999	261	66,063,227	32.49	6.723	673	81.39
7.000 - 7.499	200	45,365,216	22.31	7.210	665	81.85
7.500 - 7.999	109	24,010,836	11.81	7.688	663	82.28
8.000 - 8.499	38	8,543,849	4.20	8.161	659	88.10
8.500 - 8.999	12	2,624,748	1.29	8.705	654	91.28
9.000 - 9.499	2	529,625	0.26	9.263	629	95.00
9.500 - 9.999	1	160,550	0.08	9.600	628	95.00
Total:	**841**	**203,319,379**	**100.00**	**6.850**	**671**	**81.72**

*ARM Loans Only

Initial Periodic Rate Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
2.000	841	203,319,379	100.00	6.850	671	81.72
Total:	**841**	**203,319,379**	**100.00**	**6.850**	**671**	**81.72**

*ARM Loans Only

DESCRIPTION OF THE GROUP IB COLLATERAL

Subsequent Periodic Rate Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	841	203,319,379	100.00	6.850	671	81.72
Total:	**841**	**203,319,379**	**100.00**	**6.850**	**671**	**81.72**

*ARM Loans Only

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
6.000 - 6.499	841	203,319,379	100.00	6.850	671	81.72
Total:	**841**	**203,319,379**	**100.00**	**6.850**	**671**	**81.72**

*ARM Loans Only

Original Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0	188	47,097,796	23.16	7.166	672	81.92
12	32	7,121,443	3.50	6.990	681	82.43
24	542	131,993,686	64.92	6.758	670	81.62
36	79	17,106,453	8.41	6.636	672	81.69
Total:	**841**	**203,319,379**	**100.00**	**6.850**	**671**	**81.72**

DESCRIPTION OF THE GROUP II COLLATERAL

SUMMARY – GROUP II POOL

Number of Mortgage Loans:	570	Index Type:	
Aggregate Principal Balance:	$248,398,598	6 Month LIBOR:	93.25%
Conforming Principal Balance Loans:	$12,783,436	Fixed Rate:	6.75%
Average Principal Balance:	$435,787	W.A. Initial Periodic Cap:	2.00%
Range:	$74,100 - $750,000	W.A. Subsequent Periodic Cap	1.00%
W.A. Coupon:	6.665%	W.A. Lifetime Rate Cap	6.00%
Range:	5.200% - 9.500%	Property Type	
W.A. Gross Margin:	5.965%	Single Family:	69.87%
Range:	4.000% - 6.000%	PUD:	17.85%
W.A. Remaining Term:	357 months	Condo:	6.97%
Range:	354 months - 357 months	2-4 Family:	5.31%
W.A. Seasoning:	3 months		
Latest Maturity Date:	July 1, 2035	Occupancy Status:	
State Concentration (Top 5):		Primary:	98.37%
California:	74.34%	Second Home:	1.63%
Florida:	7.23%		
New York	4.58%	Documentation Status:	
Nevada:	2.13%	Stated:	41.12%
Maryland:	2.05%	Full:	52.58%
W.A. Original Combined LTV:	83.66%	Limited:	6.30%
Range:	58.82% - 95.00%		
First Liens:	100.00%	Non-Zero W.A. Prepayment Penalty – Term (months):	25
Second Liens:	0.00%	Loans with Prepay Penalties:	82.17%
Non-Balloon Loans:	100.00%	Interest Only Loans	100.00%
Non-Zero W.A. FICO Score:	670		

DESCRIPTION OF THE GROUP II COLLATERAL

Product Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Fixed - 30 Year IO	48	16,775,126	6.75	6.525	685	81.43
ARM - 2 Year/6 Month IO	434	192,776,670	77.61	6.716	668	84.03
ARM - 3 Year/6 Month IO	88	38,846,802	15.64	6.472	673	82.81
Total:	**570**	**248,398,598**	**100.00**	**6.665**	**670**	**83.66**

Principal Balance at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
50,000.01 - 100,000.00	5	426,926	0.17	7.927	671	88.82
100,000.01 - 150,000.00	13	1,758,606	0.71	7.090	672	84.25
150,000.01 - 200,000.00	13	2,322,747	0.94	7.118	683	82.08
200,000.01 - 250,000.00	11	2,475,191	1.00	6.873	686	81.80
250,000.01 - 300,000.00	8	2,218,653	0.89	6.761	688	81.16
300,000.01 - 350,000.00	3	985,604	0.40	6.794	670	85.02
350,000.01 - 400,000.00	146	55,232,556	22.24	6.671	666	82.73
400,000.01 - 450,000.00	129	54,879,302	22.09	6.597	672	82.98
450,000.01 - 500,000.00	104	49,328,830	19.86	6.678	670	83.45
500,000.01 - 550,000.00	55	28,880,024	11.63	6.514	671	83.93
550,000.01 - 600,000.00	57	32,820,634	13.21	6.765	672	85.30
600,000.01 - 650,000.00	17	10,719,058	4.32	6.727	665	88.09
650,000.01 - 700,000.00	4	2,705,966	1.09	6.774	643	85.71
700,000.01 - 750,000.00	5	3,644,500	1.47	6.599	653	82.20
Total:	**570**	**248,398,598**	**100.00**	**6.665**	**670**	**83.66**

DESCRIPTION OF THE GROUP II COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
50,000.01 - 100,000.00	5	426,926	0.17	7.927	671	88.82
100,000.01 - 150,000.00	13	1,758,606	0.71	7.090	672	84.25
150,000.01 - 200,000.00	13	2,322,747	0.94	7.118	683	82.08
200,000.01 - 250,000.00	11	2,475,191	1.00	6.873	686	81.80
250,000.01 - 300,000.00	8	2,218,653	0.89	6.761	688	81.16
300,000.01 - 350,000.00	3	985,604	0.40	6.794	670	85.02
350,000.01 - 400,000.00	146	55,232,556	22.24	6.671	666	82.73
400,000.01 - 450,000.00	129	54,879,302	22.09	6.597	672	82.98
450,000.01 - 500,000.00	104	49,328,830	19.86	6.678	670	83.45
500,000.01 - 550,000.00	55	28,880,024	11.63	6.514	671	83.93
550,000.01 - 600,000.00	57	32,820,634	13.21	6.765	672	85.30
600,000.01 - 650,000.00	17	10,719,058	4.32	6.727	665	88.09
650,000.01 - 700,000.00	4	2,705,966	1.09	6.774	643	85.71
700,000.01 - 750,000.00	5	3,644,500	1.47	6.599	653	82.20
Total:	**570**	**248,398,598**	**100.00**	**6.665**	**670**	**83.66**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
301 - 360	570	248,398,598	100.00	6.665	670	83.66
Total:	**570**	**248,398,598**	**100.00**	**6.665**	**670**	**83.66**

DESCRIPTION OF THE GROUP II COLLATERAL

Mortgage Rate

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
5.000 - 5.499	17	7,862,750	3.17	5.311	696	81.62
5.500 - 5.999	99	44,157,442	17.78	5.766	670	80.43
6.000 - 6.499	111	49,621,779	19.98	6.196	679	82.60
6.500 - 6.999	172	75,191,897	30.27	6.685	667	83.50
7.000 - 7.499	75	30,226,573	12.17	7.207	663	84.97
7.500 - 7.999	55	24,390,260	9.82	7.697	665	87.21
8.000 - 8.499	25	10,892,476	4.39	8.196	655	88.78
8.500 - 8.999	11	3,953,767	1.59	8.786	666	91.34
9.000 - 9.499	4	1,733,940	0.70	9.259	656	88.45
9.500 - 9.999	1	367,714	0.15	9.500	659	95.00
Total:	**570**	**248,398,598**	**100.00**	**6.665**	**670**	**83.66**

DESCRIPTION OF THE GROUP II COLLATERAL

Original Combined Loan-to-Value Ratio

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
55.01 - 60.00	3	1,309,500	0.53	6.102	679	59.26
65.01 - 70.00	10	4,450,279	1.79	6.067	647	68.75
70.01 - 75.00	13	6,053,698	2.44	6.015	658	73.33
75.01 - 80.00	329	136,688,470	55.03	6.525	677	79.88
80.01 - 85.00	43	21,689,754	8.73	6.325	665	84.33
85.01 - 90.00	82	38,872,647	15.65	6.933	657	89.53
90.01 - 95.00	90	39,334,248	15.84	7.262	662	94.76
Total:	**570**	**248,398,598**	**100.00**	**6.665**	**670**	**83.66**

DESCRIPTION OF THE GROUP II COLLATERAL

FICO Score at Origination

FICO Score At Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
600 - 624	53	24,713,262	9.95	6.780	622	84.50
625 - 649	150	66,355,871	26.71	6.739	635	83.91
650 - 674	144	61,639,629	24.81	6.741	660	84.67
675 - 699	103	45,077,138	18.15	6.658	686	83.07
700 - 724	52	20,701,776	8.33	6.462	710	82.91
725 - 749	37	15,611,510	6.28	6.452	737	81.38
750 - 774	22	9,887,402	3.98	6.160	761	81.68
775 - 799	9	4,412,009	1.78	6.763	789	83.42
Total:	**570**	**248,398,598**	**100.00**	**6.665**	**670**	**83.66**

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution*

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
California	408	184,665,227	74.34	6.554	669	83.06
Florida	50	17,953,086	7.23	7.071	664	85.23
New York	25	11,369,718	4.58	6.532	682	83.65
Nevada	15	5,280,163	2.13	7.187	667	83.99
Maryland	11	5,087,217	2.05	7.001	655	87.09
Arizona	13	4,498,978	1.81	7.151	673	86.78
Hawaii	6	3,187,992	1.28	6.906	684	84.99
Illinois	9	3,139,844	1.26	7.703	674	86.14
Colorado	6	3,042,300	1.22	6.399	687	84.21
New Jersey	5	2,507,479	1.01	7.149	648	87.73
Georgia	6	2,407,530	0.97	7.821	661	89.75
Massachusetts	3	1,473,200	0.59	6.404	664	83.30
Washington	2	802,750	0.32	6.907	638	95.00
Texas	2	642,816	0.26	6.048	742	80.00
Minnesota	2	548,999	0.22	6.301	660	87.34
Utah	2	516,800	0.21	7.450	721	80.00
Connecticut	1	490,500	0.20	8.750	638	90.00
Ohio	1	445,500	0.18	7.450	676	90.00
Oklahoma	1	136,800	0.06	5.950	708	80.00
Michigan	1	127,600	0.05	5.850	659	80.00
South Carolina	1	74,100	0.03	7.400	744	95.00
Total:	**570**	**248,398,598**	**100.00**	**6.665**	**670**	**83.66**

DESCRIPTION OF THE GROUP II COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Primary	561	244,360,288	98.37	6.652	669	83.61
Second Home	9	4,038,310	1.63	7.470	682	87.11
Total:	**570**	**248,398,598**	**100.00**	**6.665**	**670**	**83.66**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Stated Documentation	301	130,595,871	52.58	7.045	673	83.00
Full Documentation	233	102,143,657	41.12	6.181	667	84.21
Limited Documentation	36	15,659,070	6.30	6.659	658	85.60
Total:	**570**	**248,398,598**	**100.00**	**6.665**	**670**	**83.66**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Purchase	364	151,679,385	61.06	6.748	677	82.51
Refinance - Cashout	192	90,223,284	36.32	6.561	655	85.74
Refinance - Rate Term	14	6,495,929	2.62	6.182	681	81.88
Total:	**570**	**248,398,598**	**100.00**	**6.665**	**670**	**83.66**

DESCRIPTION OF THE GROUP II COLLATERAL

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Single Family	394	173,550,210	69.87	6.602	669	83.21
PUD	105	44,349,899	17.85	6.740	670	84.50
Condo	45	17,310,238	6.97	6.968	666	84.76
2-4 Family	26	13,188,250	5.31	6.855	675	85.36
Total:	**570**	**248,398,598**	**100.00**	**6.665**	**670**	**83.66**

Rate Adjustment*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
April 2007	7	3,066,691	1.32	6.415	650	93.67
May 2007	8	4,138,322	1.79	6.945	662	84.76
June 2007	41	18,388,448	7.94	6.723	676	83.66
July 2007	378	167,183,209	72.18	6.716	667	83.88
April 2008	2	876,930	0.38	7.711	649	94.12
June 2008	7	3,264,048	1.41	6.845	689	83.47
July 2008	79	34,705,823	14.98	6.406	672	82.46
Total:	**522**	**231,623,471**	**100.00**	**6.675**	**668**	**83.83**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
4.000 - 4.499	9	4,035,468	1.74	7.295	667	85.98
6.000 - 6.499	513	227,588,003	98.26	6.664	668	83.79
Total:	**522**	**231,623,471**	**100.00**	**6.675**	**668**	**83.83**

*ARM Loans Only

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
11.000 - 11.499	17	7,862,750	3.39	5.311	696	81.62
11.500 - 11.999	86	38,391,782	16.58	5.764	667	80.30
12.000 - 12.499	103	46,008,584	19.86	6.191	681	82.75
12.500 - 12.999	163	72,184,463	31.16	6.681	665	83.55
13.000 - 13.499	64	27,698,436	11.96	7.213	660	85.35
13.500 - 13.999	51	23,296,760	10.06	7.698	665	87.30
14.000 - 14.499	24	10,745,276	4.64	8.198	655	88.90
14.500 - 14.999	10	3,793,767	1.64	8.798	666	91.81
15.000 - 15.499	3	1,273,940	0.55	9.353	645	91.50
15.500 - 15.999	1	367,714	0.16	9.500	659	95.00
Total:	**522**	**231,623,471**	**100.00**	**6.675**	**668**	**83.83**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
5.000 - 5.499	17	7,862,750	3.39	5.311	696	81.62
5.500 - 5.999	86	38,391,782	16.58	5.764	667	80.30
6.000 - 6.499	103	46,008,584	19.86	6.191	681	82.75
6.500 - 6.999	163	72,184,463	31.16	6.681	665	83.55
7.000 - 7.499	64	27,698,436	11.96	7.213	660	85.35
7.500 - 7.999	51	23,296,760	10.06	7.698	665	87.30
8.000 - 8.499	24	10,745,276	4.64	8.198	655	88.90
8.500 - 8.999	10	3,793,767	1.64	8.798	666	91.81
9.000 - 9.499	3	1,273,940	0.55	9.353	645	91.50
9.500 - 9.999	1	367,714	0.16	9.500	659	95.00
Total:	**522**	**231,623,471**	**100.00**	**6.675**	**668**	**83.83**

*ARM Loans Only

Initial Periodic Rate Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
2.000	522	231,623,471	100.00	6.675	668	83.83
Total:	**522**	**231,623,471**	**100.00**	**6.675**	**668**	**83.83**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Subsequent Periodic Rate Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	522	231,623,471	100.00	6.675	668	83.83
Total:	**522**	**231,623,471**	**100.00**	**6.675**	**668**	**83.83**

*ARM Loans Only

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
6.000 - 6.499	522	231,623,471	100.00	6.675	668	83.83
Total:	**522**	**231,623,471**	**100.00**	**6.675**	**668**	**83.83**

*ARM Loans Only

Original Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0	99	44,280,916	17.83	7.282	674	84.81
12	38	16,828,826	6.77	7.110	673	83.66
24	339	148,527,659	59.79	6.542	666	83.60
36	94	38,761,197	15.60	6.241	675	82.62
Total:	**570**	**248,398,598**	**100.00**	**6.665**	**670**	**83.66**

FOR ADDITIONAL INFORMATION PLEASE CALL:

Deutsche Bank Securities

Whole Loan Trading	
Michael Commaroto	212-250-3114
Paul Mangione	212-250-5786
Gary Huang	212-250-7943
ABS Banking	
Sue Valenti	212-250-3455
Doug Nicholson	212-250-0865
ABS Structuring	
Bill Yeung	212-250-6893
Chris Sudol	212-250-0507
ABS Collateral	
Steve Lumer	212-250-0115
John Napoli	212-250-0993